TRILOGY INTERNATIONAL PARTNERS INC.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 AND 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Trilogy International Partners Inc.

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Trilogy International Partners Inc. (incorporated in British Columbia) and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations and comprehensive loss, mezzanine equity and shareholders’ equity/members’ deficit, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Grant Thornton LLP

We have served as the Company’s auditor since 2007.

Seattle, WA
March 21, 2018

PART I - FINANCIAL INFORMATION
Item 1) Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Consolidated Balance Sheets
(US dollars in thousands, except share amounts)

	Years Ended December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$47,093	$21,154
Short-term investments	24,240	-
Accounts receivable, net	75,032	71,273
Equipment Installment Plan ("EIP") receivables, net	17,190	20,246
Inventory	21,351	20,440
Prepaid expenses and other current assets	15,809	27,159
Total current assets	200,715	160,272
Property and equipment, net	415,628	393,565
License costs and other intangible assets, net	100,251	113,054
Goodwill	9,539	9,294
Long-term EIP receivables	14,799	12,738
Other assets	20,106	17,281
Total assets	$761,038	$706,204

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY/MEMBERS' DEFICIT
Current liabilities:
Accounts payable	$33,553	$45,827
Construction accounts payable	26,271	17,869
Current portion of debt	10,705	8,796
Customer deposits and unearned revenue	20,769	22,727
Other current liabilities and accrued expenses	128,882	128,807
Total current liabilities	220,180	224,026

Long-term debt	496,547	591,151
Deferred income taxes	3,320	2,744
Other non-current liabilities	34,801	37,168
Total liabilities	754,848	855,089
Commitments and contingencies

Mezzanine equity:
Redeemable Class A Units	-	96,956
Total mezzanine equity	-	96,956
Shareholders' equity/members' deficit:
Common shares and additional paid in capital; no par value, unlimited authorized, 53,815,631 shares issued and outstanding as of December 31, 2017	-	-
Members' investment	-	275,602
Accumulated deficit	(53,259)	(598,141)
Accumulated other comprehensive income	6,059	6,151
Total Trilogy International Partners shareholders' deficit/members' deficit	(47,200)	(316,388)
Noncontrolling interests	53,390	70,547
Total shareholders' equity/members' deficit	6,190	(245,841)

Total liabilities, mezzanine equity and shareholders' equity/members' deficit	$761,038	$706,204

On behalf of the Board:

/s/ Mark Kroloff	/s/ Anthony Lacavera	/s/ Nadir Mohamed

Mark Kroloff	Anthony Lacavera	Nadir Mohamed
Director	Director	Director

The accompanying notes are an integral part of these Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Consolidated Statements of Operations and Comprehensive Loss
(US dollars in thousands, except share and per share amounts)

	Years Ended December 31,
	2017		2016	2015

Revenues
Wireless service revenues	$526,199		$524,740	$503,426
Wireline service revenues	57,131		43,397	19,357
Equipment sales	178,836		178,772	142,839
Non-subscriber international long distance and other revenues	14,644		16,507	13,638
Total revenues	776,810		763,416	679,260

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown
separately	214,682		212,695	197,340
Cost of equipment sales	197,685		197,861	154,552
Sales and marketing	103,348		104,468	99,187
General and administrative	121,410		102,260	92,098
Depreciation, amortization and accretion	106,909		105,456	93,084
Loss on disposal and abandonment of assets	682		609	2,252
Total operating expenses	744,716		723,349	638,513
Operating income	32,094		40,067	40,747

Other (expenses) income
Interest expense	(59,754)		(69,055)	(62,335)
Change in fair value of warrant liability	9,053		-	-
Debt modification and extinguishment costs	(6,689)		(3,802)	-
Other, net	3,419		(133)	(4,268)
Total other expenses, net	(53,971)		(72,990)	(66,603)
Loss from continuing operations before income taxes	(21,877)		(32,923)	(25,856)
Income tax expense	(8,181)		(7,642)	(15,211)
Loss from continuing operations	(30,058)		(40,565)	(41,067)
(Loss) gain from discontinued operations, net of tax	-		50,303	(9,738)
Net (loss) income	(30,058)		9,738	(50,805)
Less: Net loss (income) attributable to noncontrolling interests and prior controlling interest	14,721		(9,738)	50,805
Net loss attributable to Trilogy International Partners Inc.	$(15,337)		$-	$-

Comprehensive (loss) income
Net (loss) income	$(30,058)		$9,738	$(50,805)
Other comprehensive (loss) income:
Foreign currency translation adjustments	3,198		1,816	(18,846)
Net (loss) gain on derivatives and short-term investments	106		710	1,302
Other comprehensive (loss) income	3,304		2,526	(17,544)
Comprehensive (loss) income	(26,754)		12,264	(68,349)
Comprehensive loss (income) attributable to noncontrolling interests and prior controlling interest	9,928		(12,264)	68,349
Comprehensive loss attributable to Trilogy International Partners Inc.	$(16,826)		$-	$-

Net loss attributable to Trilogy International Partners Inc. per share:
Basic (see Note 14 - Earnings per Share)	$(0.34	)(1)
Diluted (see Note 14 - Earnings per Share)	$(0.41	)(1)
(1)For the period from February 7, 2017 through December 31, 2017

Weighted average common shares:
Basic	44,692,369
Diluted	81,750,658

The accompanying notes are an integral part of these Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Consolidated Statement of Mezzanine Equity and Shareholders' Equity/Members' Deficit
(US dollars in thousands, except shares)

	Trilogy International Partners LLC				Trilogy International Partners Inc.

	Members'										Total
	Investment		Accumulated						Accumulated		shareholders'
	and		Other		Common Shares		Additional		Other	Non-	equity/
	Mezzanine	Accumulated	Comprehensive	Noncontrolling			Paid In	Accumulated	Comprehensive	controlling	members
	Equity	Deficit	Income (Loss)	Interests	Shares	Amount	Capital	Deficit	Income (Loss)	Interest	deficit
Balance, December 31, 2014	$356,965	$(548,102)	$15,157	$62,111	-	$-	$-	$-	$-	$-	$(113,869)
Net income (loss)	-	(52,147)	-	1,342	-	-	-	-	-	-	(50,805)
Other comprehensive loss	-	-	(10,556)	(6,988)	-	-	-	-	-	-	(17,544)
Member contribution	6,941	-	-	-	-	-	-	-	-	-	6,941
Changes in noncontrolling interests	7,443	-	(331)	11,109	-	-	-	-	-	-	18,221
Balance, December 31, 2015	371,349	(600,249)	4,270	67,574	-	-	-	-	-	-	(157,056)
Net income	-	2,108	-	7,630	-	-	-	-	-	-	9,738
Other comprehensive loss	-	-	1,836	690	-	-	-	-	-	-	2,526
Member contribution	5,000	-	-	-	-	-	-	-	-	-	5,000
Dividend to noncontrolling interest	-	-	-	(7,116)	-	-	-	-	-	-	(7,116)
Changes in noncontrolling interests	(3,791)	-	45	1,769	-	-	-	-	-	-	(1,977)
Balance, December 31, 2016	372,558	(598,141)	6,151	70,547	-	-	-	-	-	-	(148,885)
Trilogy LLC Loan Conversion	(4,528)	-	98	4,430	-	-	-	-	-	-	-
Net (loss) income through Arrangement date	-	(2,703)	-	1,637	-	-	-	-	-	-	(1,066)
Other comprehensive income through date of Arrangement	-	-	4,126	2,269	-	-	-	-	-	-	6,395
Member contribution	1,400	-	-	-	-	-	-	-	-	-	1,400
Changes in noncontrolling interest	-	-	-	143	-	-	-	-	-	-	143
Balance prior to Arrangement with Alignvest	369,430	(600,844)	10,375	79,026	-	-	-	-	-	-	(142,013)
Share exchange with 2degrees noncontrolling interests	4,785	-	1,528	(7,713)	-	-	-	-	-	-	(1,400)
Sale of common shares	-	-	-	-	44,177,149	-	202,159	-	-	-	202,159
Purchase of Trilogy LLC units by TIP Inc., net of issuance costs	191,449	-	-	-	-	-	(199,287)	-	-	-	(7,838)
Initial allocation of noncontrolling interest of Trilogy LLC C units (redeemable units)	(565,664)	600,844	(11,903)	(71,313)	-	-	(2,872)	(15,780)	6,311	60,377	-
Share purchase warrants reclassified to liability	-	-	-	-	-	-	-	(15,298)	-	-	(15,298)
Dividend declared on March 21, 2017	-	-	-	-	17,416	-	125	(662)	-	-	(537)
Equity-based compensation	-	-	-	-	-	-	1,711	-	-	1,764	3,475
Net loss from Arrangement date to	-	-	-	-	-	-	-	(15,337)	-	(13,655)	(28,992)
December 31, 2017
Other comprehensive loss from	-	-	-	-	-	-	-	-	(1,489)	(1,602)	(3,091)
Arrangement date to December 31, 2017
Redemption of Trilogy LLC C units and other	-	-	-	-	9,621,066	-	(1,836)	(6,182)	1,237	6,506	(275)
Balance as of December 31, 2017	$-	$-	$-	$-	53,815,631	$-	$-	$(53,259)	$6,059	$53,390	$6,190

The accompanying notes are an integral part of these Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Consolidated Statements of Cash Flows
(US dollars in thousands)

	Years Ended December 31,
	2017	2016	2015
Operating activities:
Net (loss) income	$(30,058)	$9,738	$(50,805)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Provision for doubtful accounts	15,911	7,928	5,631
Depreciation, amortization and accretion	106,909	105,472	95,235
Equity-based compensation	2,853	2,706	1,309
Loss on disposal and abandonment of assets	682	613	2,323
Non-cash interest expense, net	3,468	4,517	5,485
Settlement of cash flow hedges	(1,602)	(1,836)	(1,788)
Change in fair value of warrant liability	(9,053)	-	-
Debt modification and extinguishment costs	6,689	3,802	-
Non-cash loss from change in fair value on cash flow hedges	1,621	1,475	3,054
Unrealized loss (gain) on foreign exchange transactions	982	(1,775)	1,596
Deferred income taxes	529	(3,951)	1,104
Gain on disposal of discontinued operations	-	(52,792)	-
Changes in operating assets and liabilities:
Accounts receivable	(18,747)	(13,489)	(11,482)
EIP receivables	1,356	(4,588)	(23,361)
Inventory	(105)	3,790	(14,450)
Prepaid expenses and other current assets	3,782	896	(2,809)
Other assets	(3,432)	(509)	(2,150)
Accounts payable	(8,987)	(5,736)	9,888
Other current liabilities and accrued expenses	(5,512)	(2,316)	9,225
Customer deposits and unearned revenue	(2,273)	(4,978)	427
Net cash provided by operating activities	65,013	48,967	28,432

Investing activities:
Purchase of property and equipment	(92,352)	(107,780)	(106,616)
Proceeds from the sale of Trilogy Dominicana, net of cash sold of $875	-	28,723	27,000
Changes in restricted cash	1,108	7,461	(3,732)
Purchase of short-term investments	(48,088)	-	-
Maturities and sales of short-term investments	23,931	-	-
Purchase of spectrum licenses and other additions to license costs	(3,279)	(2,636)	(969)
Acquisition of a business, net of cash acquired	-	-	(7,624)
Changes in long-term deposits and other	(526)	(40)	946
Net cash used in investing activities	(119,206)	(74,272)	(90,995)

Financing activities:
Payments of debt	(613,487)	(582,039)	(73,934)
Proceeds from debt	514,485	581,167	96,918
Proceeds from equity issuance, net of issuance costs	199,267	(4,947)	-
Debt issuance, modification and extinguishment costs	(9,151)	(7,577)	(2,262)
Payments of financed license obligation	(10,393)	-	-
Capital contributions from members	1,400	5,000	6,941
Purchase of shares from noncontrolling interest	(1,675)	(3,567)	-
Dividends to shareholders and noncontrolling interest	(537)	(7,116)	(2,847)
Capital contributions from noncontrolling interests	-	-	3,057
Net cash provided by (used in) financing activities	79,909	(19,079)	27,873

Net increase (decrease) in cash and cash equivalents	25,716	(44,384)	(34,690)

Cash and cash equivalents, beginning of period (1)	21,154	64,993	100,266

Effect of exchange rate changes	223	545	(583)

Cash and cash equivalents, end of period (2)	$47,093	$21,154	$64,993

(1)Includes cash and cash equivalents reclassified to assets held for sale of $1,142 and $1,514 as of January 1, 2016 and 2015, respectively.
(2)Includes cash and cash equivalents reclassified to assets held for sale of $1,142 as of December 31, 2015.

The accompanying notes are an integral part of these Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 1 – DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

On February 7, 2017, Trilogy International Partners LLC (“Trilogy LLC”), a Washington limited liability company, and Alignvest Acquisition Corporation (“Alignvest”), completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016, the “Arrangement Agreement”). Alignvest, a special purpose acquisition corporation (“SPAC”), was incorporated under the Business Corporations Act of Ontario (“OBCA”) on May 11, 2015 for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar transaction involving Alignvest, referred to as its “qualifying acquisition”. The consummation of the Arrangement with Trilogy LLC represented Alignvest’s qualifying acquisition. At the effective time of the Arrangement, Alignvest’s name was changed to Trilogy International Partners Inc. (“TIP Inc.” and together with its consolidated subsidiaries, the “Company”). Immediately following the completion of the Arrangement, TIP Inc. was continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the Business Corporation Act (British Colombia) (“BCBCA”). For accounting purposes, the Arrangement was treated as a “reverse acquisition” and recapitalization; therefore, Trilogy LLC was considered the accounting acquirer of TIP Inc. Accordingly, Trilogy LLC’s historical financial statements as of the period ended and for the periods ended prior to the acquisition are presented as the historical financial statements of TIP Inc. prior to the date of the acquisition. As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, obtained a controlling interest in and thus consolidates Trilogy LLC.

To effect the Arrangement, the following organizational transactions occurred prior to or concurrent with the consummation of the Arrangement:

•

On January 9, 2017, Trilogy LLC converted an outstanding intercompany loan to its New Zealand subsidiary, Two Degrees Mobile Limited (“2degrees”), into 10,920,280 shares of 2degrees in full repayment of the outstanding $13.9 million loan balance. The conversion increased Trilogy LLC’s ownership in 2degrees by 1% from 62.9% to 63.9%. The carrying amounts of the noncontrolling interest attributable to 2degrees were adjusted to reflect the change in ownership interests.

•

On February 7, 2017, Trilogy LLC indirectly acquired noncontrolling interests in 2degrees in exchange for common shares of TIP Inc. (the “Common Shares”) and $1.4 million in cash. The transaction increased Trilogy LLC’s ownership in 2degrees from 63.9% to 73.3%. The carrying amounts of the noncontrolling interests attributable to 2degrees were adjusted to reflect the change in ownership interests.

•

Trilogy LLC’s equity structure was recapitalized into 157,339,668 Class A Units (the “Trilogy LLC Class A Units” or “Class A Units”), 44,177,149 Class B Units (the “Trilogy LLC Class B Units” or “Class B Units”) and 39,142,787 Class C Units (the “Trilogy LLC Class C Units” or “Class C Units”). The Trilogy LLC Class A Units have nominal economic value, and represent 100% of the voting rights in Trilogy LLC and do not participate in any appreciation in the value of Trilogy LLC. The Class B and Class C Units possess the economic interests in Trilogy LLC. The recapitalization was effected through amendments to the Trilogy LLC amended and restated Limited Liability Company Agreements (the “Trilogy LLC Agreement”).

•

Trilogy LLC issued the new Class A Units and Class B Units to wholly owned subsidiaries of TIP Inc. in exchange for $199.3 million of cash, representing the remaining proceeds from TIP Inc.’s 2015 initial public offering along with private placements that closed concurrently with the Arrangement, net of certain redemptions and expenses of TIP Inc. As a result of the exchange, TIP Inc. acquired, directly or indirectly, all the voting interests and a 53.0% equity interest in Trilogy LLC. The number of Class B Units issued and outstanding is equal to, and at all times is required to be equal to, the number of outstanding Common Shares of TIP Inc. See Note 13 – Equity.

•

The Class C Units were issued to the legacy equity holders of Trilogy LLC and can be redeemed by the holders thereof for, at Trilogy LLC’s option, Common Shares on a one-for-one basis or for cash equal to the fair market value of Common Shares as of the date of redemption. The redemption rights of the Class C Unit holders are subject to lock-up provisions of up to 24 months from the date of the Arrangement, February 7, 2017. The economic interest of the Trilogy LLC Class C Units is pro rata to those of the Trilogy LLC Class B Units which are held by a wholly owned subsidiary of TIP Inc. Upon completion of the Arrangement, the Class C Unit holders had a 47.0% equity interest in Trilogy LLC. As a result of the arrangement, TIP Inc., through a wholly owned subsidiary, obtained a controlling interest in and consolidates Trilogy LLC. A noncontrolling interest is recorded in the consolidated TIP Inc. financial statements for the Class C Unit holders’ interests in Trilogy LLC.

•

TIP Inc.’s authorized capital was amended to create one special voting share (the “Special Voting Share”) and an unlimited number of Common Shares. The Special Voting Share was issued to the trustee under a voting trust agreement and entitles the Class C Unit holders to exercise their voting rights in TIP Inc. on an as converted basis. Holders of Common Shares and the Special Voting Share vote together as a single class of shares.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

•	The 13,402,685 share purchase warrants of Alignvest were deemed to be amended to be share purchase warrants to acquire Common Shares. Additionally, the warrants were reclassified from equity to a liability, as the warrants were determined to be written options not indexed to Common Shares. See Note 13 – Equity for more details.
•	As a result of the transaction, TIP Inc. is subject to income tax in both the U.S. and Canada. The losses generated by TIP Inc. from the date of the transaction are offset by a full valuation allowance.

As a result of these organizational transactions and the consummation of the Arrangement, TIP Inc. owns and controls a majority stake in Trilogy LLC. Trilogy LLC is a provider of wireless voice and data communications in New Zealand and Bolivia including local, international long distance and roaming services, for both customers and international visitors roaming on its networks. Trilogy LLC’s services are provided under Global System for Mobile Communications (“GSM” or “2G”), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (“3G”), and Long Term Evolution (“LTE”), a widely deployed fourth generation service (“4G”), technologies. Trilogy LLC also provides fixed broadband communications to residential and enterprise customers in New Zealand.

Below is a brief summary of each of the Company’s operations:

New Zealand:
2degrees was formed under the laws of New Zealand on February 15, 2001. 2degrees holds spectrum licenses to provide nationwide wireless communication services. A portion of these licenses expire in 2021 while others expire in 2031. 2degrees launched commercial operations in 2009 as the third operator in New Zealand. 2degrees provides voice, data and long distance services to its customers over 2G, 3G and 4G networks. 2degrees also maintains inbound visitor roaming and international outbound roaming agreements with various international carriers. 2degrees offers its mobile communications services through both prepaid and postpaid payment plans. Additionally, with the acquisition of Snap Limited (“Snap”) on April 30, 2015, 2degrees began offering fixed broadband communications services to residential and enterprise customers.

As of December 31, 2017, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in 2degrees was 73.3% .

Bolivia:
In November 1999, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”) was formed to engage in Personal Communication Systems (“PCS”) operations. NuevaTel was awarded its first PCS license in 1999 and commenced commercial service in November 2000 under the brand name Viva. NuevaTel provides voice and data services, including an array of services delivered via a short message service-based platform, to its mobile customers in Bolivia over the existing GSM network. NuevaTel’s 2G, 3G and 4G networks provide a variety of data services, including high-speed Internet, messaging services and application and content downloads. NuevaTel offers its mobile communications services through both prepaid and postpaid payment plans, although the majority of NuevaTel’s subscribers pay on a prepaid basis. In addition to basic voice and data services, NuevaTel offers public telephony services. NuevaTel’s public telephony service utilizes wireless pay telephones located in stores and call centers that are owned and managed by NuevaTel resellers.

As of December 31, 2017, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in NuevaTel was 71.5% .

Basis of Presentation and Principles of Consolidation

The Company’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company consolidates majority-owned subsidiaries over which it exercises control, as well as variable interest entities (“VIEs”) where it is deemed to be the primary beneficiary and thus VIEs are required to be consolidated in our financial statements. All significant intercompany transactions and accounts have been eliminated in consolidation for all periods presented.

The Company has two reportable segments, New Zealand and Bolivia. Unallocated corporate operating expenses, which pertain primarily to corporate administrative functions that support the segments, but are not specifically attributable to or managed by any segment, are presented as a reconciling item between total segment results and consolidated financial results. Additional details on our reportable segments are included in Note 19 – Segment Information, of these Consolidated Financial Statements.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Significant Accounting Policies

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the amounts of revenues and expenses reported for the periods presented. Certain estimates require difficult, subjective or complex judgments about matters that are inherently uncertain. Actual results could differ from those estimates.

Examples of significant estimates include the allowance for doubtful accounts, the useful lives of property and equipment, amortization periods for intangible assets, fair value of financial instruments and equity-based compensation, imputed interest on equipment installment receivables, cost estimates for asset retirement obligations, deferred income taxes, fair value measurements related to goodwill, spectrum licenses and intangibles, projections used in impairment analysis, evaluation of minimum operating lease terms, the allocation of purchase price in connection with business combinations and the period for recognizing prepaid and postpaid revenues based on breakage.

The Company records estimated revenue for rollover services (unused credit carried from month to month for up to 12 billing cycles) that is not expected to be used by its customers. These estimates are based primarily on rate plans in effect and our historical usage and billing patterns. In the third quarter of 2016, as a result of changes in rate plans and offerings and the related impacts on vendor-specific objective evidence as used for values applied to rollover balances (primarily for data services), the Company recorded a $1.7 million increase in Wireless service revenues offset by a reduction to Customer deposits and unearned revenues, as a change in estimate.

Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less at the acquisition date or with a variable rate which can be liquidated on demand. The balance of cash and cash equivalents held by our consolidated subsidiaries was $37.7 million and $18.7 million, of which $3.2 million and $2.6 million was held by 2degrees and $34.4 million and $16.0 million was held by NuevaTel, as of December 31, 2017 and 2016, respectively.

Short-term Investments:

The Company’s short-term investments, consisting primarily of U.S. Treasury securities and commercial paper with original maturities of more than three months from the date of purchase, are considered available-for-sale (“AFS”) and reported at fair value. The net unrealized gains and losses on AFS investments are reported as a component of Other comprehensive income or loss. Realized gains and losses on AFS investments are determined using the specific identification method and included in Other, net. Gross unrealized holding gains (losses) were insignificant for the year ended December 31, 2017. There were no short-term investments in the years ended December 31, 2016 and 2015.

Restricted Cash:

The Company classifies cash as restricted when the cash is unavailable for use in general operations. These balances are reclassified to Cash and cash equivalents when the underlying obligation is satisfied, or in accordance with the governing agreement. Restricted cash expected to become unrestricted during the next twelve months is recorded in current assets. The Company had $0.7 million and $1.7 million of restricted cash included in Prepaid expenses and other current assets and Other assets within the Consolidated Balance Sheets as of December 31, 2017 and 2016, respectively. The restricted cash balances consisted primarily of cash balances held as collateral for derivative instruments.

Accounts Receivable, net:

Accounts receivable consist primarily of amounts billed and due from customers, other wireless service providers, and dealers (“third party retail channels”) and are generally unsecured. Local interconnection and telecom cooperative receivables due from other wireless service providers represent $27.0 million and $29.6 million of Accounts receivable, net at December 31, 2017 and 2016, respectively. Interconnection receivables and payables are reported on a gross basis on the Consolidated Balance Sheets and on the Consolidated Statements of Cash Flows as there is no legal right to offset these amounts, consistent with the presentation of related interconnection revenues and expenses on the Consolidated Statements of Operations and Comprehensive Loss.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Management makes estimates of the uncollectability of its accounts receivable. In determining the adequacy of the allowance of doubtful accounts, management analyzes historical experience and current collection trends, known troubled accounts, receivable aging and current economic trends. The Company writes off account balances against the allowance for doubtful accounts when collection efforts are unsuccessful. Provisions for uncollectible receivables are included in General and administrative expenses. The allowance for doubtful accounts was $9.3 million and $5.1 million as of December 31, 2017 and 2016, respectively.

Equipment Installment Plan (“EIP”) Receivables:

In New Zealand, the Company offers certain wireless customers the option to pay for their handset in installments over a period of up to 24 months using an EIP. The amounts recorded as EIP receivables at the end of each period represent EIP receivables for which invoices were not yet generated for the customer (“unbilled”). Invoiced EIP receivables (“billed”) are recorded in the Accounts receivable, net balance, consistent with other outstanding customer trade receivables. The Company assesses the credit quality of each EIP applicant and applicants representing the greatest risk of default are not permitted to participate in an EIP. Customers considered to be high risk must participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments. All EIP customers are required to make a down payment for a handset. The current portion of the EIP receivables is included in Equipment installment plan receivables, net and the long-term portion of the EIP receivables is included in Long-term equipment installment plan receivables on our Consolidated Balance Sheets.

At the time of sale, we impute risk adjusted interest on the receivables associated with EIPs. We record the imputed interest as a reduction of equipment sales, and the deferred interest is included within Equipment installment plan receivables, net on the Consolidated Balance Sheets. The balance of the unamortized imputed interest recorded as of December 31, 2017 and 2016 was $2.6 million and $2.3 million, respectively. Interest income is recognized over the term of the EIP contract in Other, net on our Consolidated Statements of Operations and Comprehensive Loss.

The Company establishes an allowance for EIP receivables to cover probable and reasonably estimated losses. The estimate of allowance for doubtful accounts considers a number of factors, including collection experience, receivable aging, customer credit quality and other qualitative factors including macro-economic factors. The Company monitors the EIP receivable balances and writes off account balances if collection efforts are unsuccessful and future collection is unlikely. See Note 6 – EIP Receivables for additional information as it relates to the allowance for doubtful accounts specifically attributable to the EIP receivables.

Inventories:

Inventory consists primarily of wireless devices and accessories. Effective January 1, 2017, we adopted accounting guidance that simplifies the subsequent measurement of certain inventories by replacing the lower of cost or market test with a lower of cost and net realizable value test. The adoption of this guidance did not have a material impact on the Company’s Consolidated Financial Statements. Cost is determined by the first-in, first-out (“FIFO”) method and weighted average cost method which has historically approximated the FIFO method. Net realizable value is determined using the estimated selling price in the ordinary course of business. The Company records inventory write-downs to net realizable value for obsolete and slow-moving items based on inventory turnover trends and historical experience.

Handset costs in excess of the revenues generated from handset sales, or handset subsidies, are expensed at the time of sale. The Company does not recognize the expected handset subsidies prior to the time of sale because the promotional discount decision is made at the point of sale and/or because the Company expects to recover the handset subsidies through service revenues.

For certain inventories held by a third-party distribution and logistics company located in New Zealand, the Company records inventories on our Consolidated Balance Sheets, with a corresponding increase to Other current liabilities and accrued expenses. The third-party distribution and logistics company purchases the inventory from various equipment manufacturers on behalf of and at the direction of 2degrees, with 2degrees specifying the purchase price, timing of purchase, and type and quantity of handsets. Therefore, the Company records the inventory once risk of loss is assumed in connection with the transfer from the manufactures to the third-party distribution and logistics company.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Property and Equipment:

Property and equipment is recorded at cost or fair value for assets acquired as part of business combinations and depreciation is calculated on a straight-line method over the estimated useful lives of the assets. Estimated useful lives are generally as follows: (i) buildings range from 28 to 50 years; (ii) wireless communications systems range from 2 to 20 years; and (iii) furniture, equipment, vehicles and software range from 2 to 17 years. Leasehold improvements are recorded at cost and depreciated over the lesser of the term of the lease or the estimated useful life. Costs of additions and major replacements and improvements are capitalized. Repair and maintenance expenditures which do not enhance the asset’s functionality or extend the asset’s useful life are charged to operating expenses as incurred. Construction costs, labor and overhead incurred in the expansion or enhancement of the Company’s networks are capitalized. Capitalization commences with pre-construction period administrative and technical activities, which may include obtaining leases, zoning approvals and building permits, and ceases at the point at which the asset is ready for its intended use and placed in service. Upon sale or retirement of an asset, the related costs and accumulated depreciation are removed from the balance sheet accounts and any gain or loss is recognized. Assets under construction are not depreciated until placed in service.

Interest expense incurred during the construction phase of the Company’s wireless networks is capitalized as part of property and equipment until assets are placed into service. Capitalized interest costs are amortized over the estimated useful lives of the related assets. Interest capitalized for the years ended December 31, 2017, 2016 and 2015 was $1.1 million, $1.7 million and $1.1 million, respectively.

The Company capitalizes certain costs incurred in connection with developing or acquiring internal use software. Capitalization of software costs commences once selection of a specific software project has been made and the Company approves and commits to funding the project. Capitalized costs include direct development costs associated with internal use software, including internal direct labor costs and external costs of materials and services. Capitalized software costs are included in Property and equipment, net and amortized on a straight-line basis over the estimated useful life of the asset. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

The Company records an asset retirement obligation (“ARO”) for the fair value of legal obligations associated with the retirement of tangible long-lived assets and a corresponding increase in the carrying amount of the related asset in the period in which the obligation is incurred. These obligations primarily pertain to the Company’s legal obligations related to the network infrastructure, principally tower and related assets. These obligations include obligations to remediate leased land on which the Company’s network infrastructure assets are located. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as an operating gain or loss in the Consolidated Statement of Operations and Comprehensive Loss.

The significant assumptions used in estimating the Company’s ARO include the following: a probability that the Company’s leases with ARO will be remediated at the lessor’s directive; expected settlement dates that coincide with lease expiration dates plus estimated lease extensions; remediation costs that are indicative of what third party vendors would charge the Company to remediate the sites; expected inflation rates that are consistent with historical inflation rates; and credit-adjusted risk-free interest rates which approximate the Company’s incremental borrowing rates.

License Costs and Other Intangible Assets:

Intangible assets consist primarily of wireless spectrum licenses in foreign markets, tradenames and subscriber relationships. License costs primarily represent costs incurred to acquire wireless spectrum licenses in foreign markets, which are recorded at cost, and the value attributed to wireless spectrum licenses acquired in business combinations. Amortization begins with the commencement of service to customers using the straight-line method. The license costs are amortized over 7 to 20 years, which correspond with the expiration dates of the licenses as issued by the regulators. Licenses, subject to certain conditions, are usually renewable and are generally non-exclusive. When determining the useful life of a license, management generally does not consider renewal periods since there is no certainty that a license will be renewed without significant cost (or at no cost).

Subscriber relationships were acquired as part of the Snap acquisition (see Note 2 – Snap Acquisition) and relate to established relationships with residential and enterprise customers through contracts. Subscriber relationships are amortized over the estimated useful life of 7 years using an accelerated method, which we believe best reflects the estimated pattern in which the economic benefits of the assets will be consumed.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Impairment of Long-Lived Assets:

The Company evaluates its long-lived assets, including intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Asset groups are determined at the lowest level for which identifiable cash flows are largely independent of cash flows of other groups of assets and liabilities. When the carrying amount of a long-lived asset group is not fully recoverable and exceeds its fair value, an impairment loss is recognized equal to the excess of the asset group’s carrying value over the estimated fair value. We determine fair values by using a combination of comparable market values, estimated future discounted cash flows and appraisals, as appropriate. There were no events or changes in circumstances that indicated impairment would be recorded for long-lived assets for the fiscal years ended December 31, 2017, 2016 and 2015.

Goodwill:

Goodwill is the excess of the cost of an acquisition over the fair value of the net identifiable assets acquired as of the acquisition date. The Company reviews goodwill for impairment annually on December 31, the last day of the fiscal fourth quarter and also if events or changes in circumstances indicate the occurrence of a triggering event. We may first elect to perform a qualitative assessment to determine whether it is more likely than not the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If we do not perform a qualitative assessment, or if the qualitative assessment indicates it is more likely than not that the fair value of the single reporting unit is less than its carrying amount, goodwill is tested for impairment based on a two-step test. In the first step, the Company determines if the fair value of the reporting unit is less than the book value. If the Company concludes that the fair value of a reporting unit is less than its book value, the Company must perform step two in which it calculates the implied fair value of goodwill. If the implied fair value is less than book value, then a goodwill impairment loss is recognized for the difference. If the Company concludes that the fair value of a reporting unit is greater than its book value, step two is not performed, and the Company concludes that there is no goodwill impairment. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. Generally fair value is determined by a multiple of earnings based on the guideline publicly traded business method or discounting projected future cash flows based on management’s expectations of the current and future operating environment. There were no goodwill impairment charges required for any periods presented.

Effective December 31, 2017, we prospectively adopted accounting guidance that simplifies our goodwill impairment testing by eliminating the requirement to calculate the implied fair value of goodwill (formerly “step two”) in the event that an impairment is identified. Instead, an impairment charge is recorded based on the excess of the reporting unit’s carrying amount over its fair value.

Derivative Instruments and Hedging Activities:

We employ risk management strategies, which may include the use of interest rate swaps, cross-currency swaps and forward exchange contracts. We do not hold or enter into derivative instruments for trading or speculative purposes.

Derivatives are recognized in the Consolidated Balance Sheets at fair value. Changes in the fair values of derivative instruments designated as “cash flow” hedges, to the extent the hedges are highly effective, are recorded in Other comprehensive (loss) income. Derivative instruments not qualifying for hedge accounting or ineffective portions of cash flow hedges, if any, are recognized in current period earnings. The Company assesses, both at inception of the hedge and on an ongoing basis, whether derivatives used as hedging instruments are highly effective in offsetting the changes in the fair value or cash flow of the hedged items. If it is determined that a derivative is not highly effective as a hedge or ceases to be highly effective, the Company discontinues hedge accounting prospectively. As of December 31, 2017 and 2016, no derivative instruments were designated for hedge accounting.

Fair Value Measurements:

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Warrant Liability:

TIP Inc.’s issued and outstanding warrants are recorded as a liability, as the warrants are written options that are not indexed to Common Shares. The warrant liability is recorded in Other current liabilities and accrued expenses on the Company’s Consolidated Balance Sheets. The offsetting impact is reflected within Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. The amount of the warrant liability was $6.6 million as of December 31, 2017. Any change in fair value of these warrants due to a change in their price during the reporting period is recorded as Change in fair value of warrant liability on the Company’s Consolidated Statements of Operations and Comprehensive Loss. The fair value of the warrant liability is determined each period by utilizing the number of warrants outstanding and the closing trading value of the warrants as of the reporting date. The change in fair value of the warrant liability was a non-cash gain of $9.1 million for the year ended December 31, 2017. Additionally, because the warrants are denominated in Canadian dollars, there was an immaterial change in the warrant liability during the period due to the impact of a change in the exchange rate with United States dollars.

Mezzanine Equity:

Three pre-Arrangement Trilogy LLC unit holders had been granted rights to cause Trilogy LLC, under certain circumstances, to repurchase their equity interests in Trilogy LLC. The Company had recorded these units in the mezzanine equity section of the accompanying Consolidated Balance Sheet as of December 31, 2016. To give effect to the consummation of the Arrangement on February 7, 2017, the Trilogy LLC Agreement was amended and restated and those rights were eliminated and thus these interests were reclassified from mezzanine equity to equity in the first quarter of 2017.

Required Distributions:

Trilogy LLC is required to make quarterly distributions to its members on a pro rata basis in accordance with each member’s ownership interest in amounts sufficient to permit members to pay the tax liabilities resulting from allocations of income tax items from Trilogy LLC. Trilogy LLC was in a net taxable loss position for the years ended December 31, 2017, 2016 and 2015; therefore, no tax distributions were made to its members related to these tax years.

Revenue Recognition:

Wireless service revenues are primarily derived from providing access to and usage of the Company’s wireless networks. In general, access revenues from wireless postpaid customers are billed in arrears and recognized over the period that the corresponding services are rendered to customers. Wireless service revenues derived from usage of the Company’s networks, including voice, data, roaming and long-distance revenues, are recognized when the services are provided. As a result of the cutoff times of our multiple billing cycles each month, we are required to estimate the amount of subscriber revenues earned but not billed from the end of each billing cycle to the end of each reporting period. The Company also records estimated wireless service revenues for rollover services (unused credit carried from month to month for up to 12 billing cycles) that are not expected to be used. These estimates are based primarily on rate plans in effect and our historical usage and billing patterns.

Prepaid wireless services sold to customers are recorded as unearned revenue prior to the commencement of services; revenue is recognized when the services are used or expire. When prepaid service credits are not subject to expiration, the Company estimates breakages (cash consideration received for prepaid services but never expected to be redeemed by customers) based upon historical usage trends. The Company’s policy is to recognize revenue for estimated breakage when there is a remote likelihood the balance of prepaid services will be redeemed.

Interconnection revenues are generated when calls from other operators terminate on the Company’s networks and are recognized in the period the termination occurs.

Equipment sales consist principally of revenues from the sale of wireless handsets and accessories to subscribers and dealers. Equipment sales, including those on an EIP, are recognized when the products are delivered to the customer or dealer. The revenues and related expenses associated with the sale of wireless handsets and accessories through our indirect sales channels are recognized when the products are delivered and accepted by the dealer, including when products are provided by the third-party distributor, as this is considered to be a separate earnings process from the sale of wireless services and probability of collection is likely.

The Company has determined that the sale of wireless services through its direct sales channels with an accompanying handset constitutes a revenue arrangement with multiple deliverables. The Company accounts for these arrangements as separate units of accounting, including the wireless service and handset. For these multiple element arrangements, the Company must: (1) determine whether and when each element has been delivered; (2) determine relative selling price of each element using the selling price hierarchy of vendor-specific objective evidence of selling price, third party evidence, or the Company’s best estimate of selling price, as applicable, and; (3) allocate the total price among the various elements based on the relative selling price method. The revenue allocated to the multiple revenue streams is based on the relative selling price to the total consideration from the sale. Consideration allocated to the handset is recognized as equipment sales when the handset is delivered and accepted by the subscriber. Consideration allocated to the wireless service is recognized as service is rendered.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

We also earn revenues from our wireline subscribers. These revenues are based upon usage of our network and facilities, contract fees and equipment sales. In general, fixed monthly fees for services are billed one month in advance and are recognized when earned. Revenues from services that are not fixed in amount and are based on usage are generally billed in arrears and recognized when service is rendered. We sell each of these services separately and each product or service has a standalone selling price. When equipment is sold separately from services, revenue is recognized upon delivery to the customer. When equipment is sold as part of a managed service, revenue is recognized over the contract period.

Customer Sales Incentives:

The Company periodically provides incentive offers to its customers to encourage purchases. Such offers include current discount offers (e.g., percentage discounts off current purchases), inducement offers (e.g., offers for future discounts subject to a minimum current purchase), and commissions. Current discount offers, when accepted by customers, are treated as a reduction to the purchase price of the related transaction, while inducement offers, when accepted by customers, are treated as a reduction to purchase price based on estimated future redemption rates. Redemption rates are estimated using the Company’s historical experience for similar inducement offers. Current discount offers and commissions are presented as a reduction to revenues unless the Company receives, or will receive, an identifiable benefit in exchange for the consideration, and the fair value of such benefit can be reasonably estimated.

Pass Through Taxes:

The Company presents taxes imposed by governmental authorities on revenue-producing transactions between us and our customers on a net basis.

Advertising Costs:

The Company expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 2017, 2016 and 2015 were $19.5 million, $19.0 million and $21.3 million, respectively.

Operating Leases:

The Company’s cell sites are typically situated on leased property including land, towers and rooftop locations. The Company’s retail stores, distribution facilities, office spaces and certain of its customer service centers are also leased. The Company’s lease contracts expire on various dates through 2043 and generally provide for renewal options of up to an additional ten years exercisable at our discretion. For scheduled rent escalation clauses during the lease terms, the Company records minimum rental payments on a straight-line basis over the fixed non-cancelable terms of the leases, including those periods for which failure to renew the lease imposes a significant economic penalty. If failure to exercise a renewal option imposes an economic penalty, the Company may determine at the inception of the lease that renewal is reasonably assured and include the renewal option period(s) in addition to the fixed non-cancelable term of the lease in the determination of the appropriate estimated lease term, up to the estimated economic life of the underlying asset.

Defined Contribution Plan:

The Company has a defined contribution plan whereby participants may contribute a portion of their eligible pay to the plan through payroll withholdings. The Company provides matching contributions based on the amount of eligible compensation contributed by the employees. Total contributions by the Company were $0.1 million, $0.1 million and $0.1 million for the years ended December 31, 2017, 2016 and 2015, respectively.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Equity-Based Compensation:

The Company measures compensation costs for all equity-based payment awards made to employees based on the estimated fair values at the either the grant date for equity classified awards or quarterly for liability classified awards. The expense, net of estimated forfeitures, is recognized over the requisite service period, which is generally the vesting period of the award. The fair value of the equity-based payment awards is estimated using the Black-Scholes option valuation model.

Net (Loss) Earnings Per Share (“EPS”):

EPS is calculated using the two-class method, which is an earnings allocation method that determines earnings per share for Common Shares and participating securities. The Company has one class of common stock; however, Class C Units held by Trilogy LLC members (a noncontrolling interest in Trilogy LLC) are treated as a participating security for purposes of calculating EPS and a two-class method security due to their pro-rata rights to dividends and earnings.

Basic (loss)/income per share (“Basic EPS”) is computed by dividing net (loss)/income, less net (loss)/income available to participating securities, by the basic weighted average Common Shares outstanding.

Diluted (loss)/income per share (“Diluted EPS”) is calculated by dividing attributable net (loss)/income by the weighted average number of Common Shares plus the effect of potential dilutive Common Shares outstanding during the period. Diluted EPS excludes all potentially dilutive units if the effect of their inclusion is anti-dilutive, the attributable service condition was not met, or if the underlying potentially dilutive units are out-of-the-money.

Foreign Currency Remeasurement and Translation:

The functional currency for our Bolivian operation is the U.S. dollar and for our New Zealand operation is the New Zealand dollar, since the majority of the revenues and expenses in those operations are denominated in those currencies. However, a portion of the revenues earned and expenses incurred by our subsidiaries are denominated in currencies other than their functional currency. These transactions are remeasured into the functional currency based on a combination of both current and historical exchange rates. All foreign currency asset and liability amounts are remeasured at end-of-period exchange rates, except for nonmonetary items, which are remeasured at historical rates. Foreign currency income and expense are remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts which are remeasured at historical rates. Gains and losses from remeasurement of foreign currency transactions into the functional currency are included in other, net on our Consolidated Statements of Operations in the period in which they occur.

Our reporting currency is the U.S. dollar. Thus, assets and liabilities from our New Zealand operation are translated from New Zealand dollar into U.S. dollar at the exchange rate on the balance sheet date while revenues and expenses are translated at the average exchange rate in the month they occurred. Gains and losses from the translation of our New Zealand operation’s financial statements into U.S. dollars are included in Accumulated other comprehensive income on our Consolidated Balance Sheets.

Income Taxes:

For our taxable subsidiaries, we account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We record uncertain tax positions on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we record the largest amount of tax benefit to meet such threshold.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

We recognize interest and penalties related to unrecognized tax benefits on the Other, net line in the accompanying Consolidated Statements of Operations and Comprehensive Loss. Accrued interest and penalties are included on the related tax liability line in the Consolidated Balance Sheets.

Concentrations:

The Company’s revenues are attributable to our international operations. The Company’s operations are subject to various political, economic, and other risks and uncertainties inherent in the countries in which the Company operates. Among other risks, the Company’s operations are subject to the risks of restrictions on transfer of funds; export duties, quotas and embargoes; domestic and international customs and tariffs; changing taxation policies; foreign exchange restrictions; and political conditions and governmental regulations. For key financial information of our subsidiaries in New Zealand and Bolivia, see Note 19 – Segment Information.

Recently Issued Accounting Standards:

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company”, we may delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We intend to take advantage of the benefits of this extended transition period. Accordingly, our financial statements may not be comparable to companies that comply with such new or revised accounting standards.

In October 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-16, “Intra-Entity Transfers of Assets Other Than Inventory”, which modifies the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The ASU eliminates the prohibition against the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party or otherwise recovered through use and will require entities to recognize the income tax consequences of an intra-entity transfer when the transfer occurs. The ASU requires a modified retrospective application with a cumulative-effect adjustment recorded in retained earnings as of the beginning of the period of adoption. This standard will take effect for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other organizations, the standard will take effect for fiscal years beginning after December 15, 2018, and for interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities as of the beginning of a fiscal year.

As discussed in Note 18 - Income Taxes, during the third quarter of 2017, the Company’s New Zealand subsidiary, 2degrees, entered into an intra-entity asset transfer to separate its network assets from its retail operations business. The Company is evaluating the income tax effects of this transaction. The intra-entity asset transfer is expected to result in asset values with increased tax bases at the entity that received the network assets. Upon adoption of this ASU, a deferred tax asset is expected to be recorded associated with the increased tax bases for transferred assets. As of December 31, 2017, the deferred tax assets of 2degrees were subject to a valuation allowance as discussed in Note 18 - Income Taxes. In connection with the adoption of this ASU, an evaluation will be performed to determine if a valuation allowance will be recorded to offset the additional recorded deferred tax assets.

In February 2016, the FASB issued ASU 2016-02 related to recognition of leases. This standard will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance will require classifications of leases, both operating and capital, to be recognized on the balance sheet. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease will depend on its classification. The standard will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. This standard will take effect for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other organizations, the standard will take effect for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all organizations. As an “emerging growth company”, we intend to adopt this standard on the date it becomes applicable to private companies. The adoption of this ASU will result in the recognition of significant rights to use assets and lease liabilities in our Consolidated Balance Sheets that have not previously been recorded, but we currently expect such adoption to have an insignificant impact on our Consolidated Statements of Operations. Our evaluation is continuing, with a focus on our accounting for cell site, office, and retail leases as well as our review of system readiness and overall interpretations. We will continue our assessment of other potential impacts of this ASU on our Consolidated Financial Statements.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

In May 2014, the FASB issued ASU 2014-09 related to revenue recognition, which will supersede nearly all existing recognition guidance under GAAP. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: 1) identify the contract(s) with a customer, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue when (or as) the entity satisfies a performance obligation. For public entities, this pronouncement is effective for annual and interim reporting periods beginning after December 15, 2017. For all other organizations, the standard will take effect for annual reporting periods beginning after December 15, 2018, and for interim periods beginning after December 15, 2019. Early application is permitted for all organizations. As an “emerging growth company”, we intend to adopt this standard on the date it becomes applicable to private companies, which is January 1, 2019. We expect the standard may have an impact on the timing of revenue recognition relating to the sales of equipment and services. We also expect the standard to have an impact on contract acquisition costs, including commissions to dealers. Currently, we expense contract acquisition costs as they are incurred. Under the new standard, we will defer direct and incremental contract acquisition costs over the period of benefit. We are devoting management resources, and have engaged third-party consultants, to assist management with the implementation of the standard. Our review is not complete and to date we have focused on evaluating our customer contracts, accounting interpretations, and systems. We have completed an initial scoping review of customer contracts for certain significant revenue streams and will continue to evaluate the impacts of the new standard adoption in the coming quarters. At this time, we are unable to conclude if the standard will have a material impact on our Consolidated Financial Statements, and we will continue to evaluate the potential impact. Furthermore, the updated accounting guidance allows for either a full retrospective adoption or modified retrospective adoption and we continue to evaluate our method of adoption of this ASU.

NOTE 2 – SNAP ACQUISITION

On April 30, 2015, 2degrees completed the acquisition of 100% of the stock of Snap, a New Zealand provider of fixed broadband communications services. Pursuant to the terms of the purchase agreement, the purchase price of $28.4 million New Zealand dollars (“NZD”) was paid by 2degrees through a combination of common stock of 2degrees and $9.9 million NZD in cash. The fair value of 2degrees shares issued as consideration was determined by management with the assistance of a third party valuation specialist. The cash consideration paid for Snap as well as cash paid for closing, integration and other costs were funded through cash contributions of a total of $10.0 million from members of Trilogy LLC and 2degrees’ noncontrolling interest holders. The Snap acquisition was accounted for under the acquisition method of accounting. The following table summarizes the final allocation of the fair value of assets acquired and liabilities assumed based on the exchange rate at the acquisition date (1.33 NZD to 1.00 USD):

Consideration:
Fair value of consideration transferred (2degrees stock)	$13,832
Cash consideration transferred	7,624
Total consideration transferred	$21,456

Identifiable assets acquired and liabilities assumed:
Current assets	$3,622
Property and equipment	3,874
Identifiable intangible assets and internally developed software	18,569
Other non-current assets	1,284
Current liabilities	(6,036)
Current portion of long-term debt	(976)
Deferred tax liability - long-term	(5,077)
Capital leases	(3,272)
Other non-current liabilities	(560)
Total assets acquired net of liabilities assumed	11,428
Goodwill	10,028
$21,456

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The goodwill recorded of $10,028 is primarily attributable to the acquired workforce and operational and administrative synergies expected to arise from the acquisition. The Company also recorded a deferred tax liability, which relates to the intangible assets recognized as part of this stock acquisition which do not have a corresponding basis for tax purposes.

Acquired identifiable assets and their estimated useful life in years are as follows:

Identifiable Intangible Assets and Internally		Estimated Useful
Developed Software	Purchase Price	Life in Years
Subscriber relationships	$14,058	7
Internally developed software	3,834	3
Tradename	677	2
	$18,569

The following table shows the summarized financial information included in our Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2015 resulting from the acquisition of Snap from and after May 1, 2015:

December 31, 2015
Wireline service revenues	$19,357
Operating expenses	26,076
Net loss	(4,950)

Operating expenses above include non-cash items such as depreciation and amortization of $4.4 million for the year ended December 31, 2015.

Trilogy LLC incurred professional fees such as legal, accounting and valuation services of approximately $1.0 million related to this acquisition, which were expensed as incurred and recognized in General and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2015.

Unaudited Supplemental Pro Forma Information:

The Company pro forma information as presented below is for information purposes only and is not indicative of operations that would have been achieved from the Snap acquisition had it occurred at the beginning of Fiscal 2015. Supplemental information on an unaudited pro forma basis is as follows:

Fiscal Year 2015
Total revenues	$688,603
Loss from continuing operations, net of tax	(41,264)

The unaudited pro forma supplemental amounts have been calculated to reflect additional depreciation and amortization that would have been charged assuming the fair value adjustments to the acquired assets and assumed liabilities had been applied from the beginning of Fiscal 2015 with the related tax effects.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 3 – DISCONTINUED OPERATIONS

Trilogy Dominicana:

In March 2015, Trilogy LLC committed to a plan to sell its wholly-owned subsidiary in the Dominican Republic, Trilogy Dominicana S.A. (“Trilogy Dominicana”). As a result of the plan to sell Trilogy Dominicana and the discontinuance of further significant business activities in the Dominican Republic, the assets and liabilities of Trilogy Dominicana were classified as held for sale and the results of operations were classified as discontinued operations for all periods presented in accordance with FASB Accounting Standards Codification 205-20, “Discontinued Operations”. Depreciation of the related property and equipment ceased at the time of reclassification of such assets.

On May 22, 2015, Trilogy LLC, through its subsidiary, Trilogy International Dominican Republic LLC, entered into an agreement (as amended on August 21, 2015) to sell Trilogy Dominicana to Servicios Ampliados de Teléfonos S.A., a Dominican Republic entity, for a sale price of $62 million. In connection with the sale agreement, the buyer additionally agreed to fund the operations during the transition period. In fiscal 2015, Trilogy LLC received cash of $27 million from the buyer. On March 23, 2016, the sale of Trilogy Dominicana was completed and Trilogy LLC received the remaining proceeds of $35.0 million and recognized a gain on the sale of $52.8 million. The gain reflected the $62.0 million stated purchase price along with $6.0 million provided in fiscal 2015 by the buyer to fund operations through completion of the sale, net of $5.4 million capital gains taxes paid on April 8, 2016 to the Dominican Republic tax authority, the net assets of Trilogy Dominicana at the closing date and the transaction costs of $0.9 million incurred in fiscal 2015 to complete the transaction. Additionally, upon completion of the sale on March 23, 2016, net operating loss carryforwards of $66.5 million at Trilogy Dominicana as of December 31, 2015, which were subject to a full valuation allowance, were no longer available to the Company.

ComCEL Sale:

On March 30, 2012, Trilogy LLC sold its subsidiary in Haiti, Communication Cellulaire d’Haiti (“ComCEL”), to a wholly-owned subsidiary of Digicel Group. Trilogy LLC deposited $8.0 million of the purchase price into escrow as security for its indemnification obligations under the purchase agreement. The escrow period terminated in March 2015, at which time this last tranche of the escrow of $2.1 million was released to Trilogy LLC and a gain on disposal of ComCEL of $2.1 million was recognized during the year ended December 31, 2015. The gain was included in loss from discontinued operations in the Consolidated Statements of Operations and Comprehensive Loss.

There were no assets and liabilities related to discontinued operations as of December 31, 2017 or December 31, 2016.

No activity from the discontinued operations was recorded after the sale of Trilogy Dominicana was completed on March 23, 2016.

The Company had revenues of $7.5 million and $51.0 million, net losses of $2.5 million and $11.0 million, gains on sale of discontinued operations of $52.8 million and $1.2 million, and a gain and loss from discontinued operations, net of tax, of $50.3 million and $9.7 million related to Trilogy Dominicana, for the years ended December 31, 2016 and 2015, respectively. In addition, for the years ended December 31, 2016 and 2015, there was Net cash provided by and used by operating activities of $0.2 million and $11.1 million and Net cash used in investing activities of $0.5 million and $2.1 million, respectively, related to Trilogy Dominicana.

NOTE 4 – PROPERTY AND EQUIPMENT

	December 31, 2017	December 31, 2016
Land, buildings and improvements	$8,979	$8,998
Wireless communication systems	754,257	685,562
Furniture, equipment, vehicles and software	164,498	111,690
Construction in progress	55,135	61,246
	982,869	867,496
Less: accumulated depreciation	(567,241)	(473,931)
Property and equipment, net	$415,628	$393,565

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Depreciation expense was $88.1 million, $85.8 million and $77.1 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Advances to equipment vendors are included in Other assets and totaled $5.8 million and $6.9 million as of December 31, 2017 and 2016, respectively.

AROs are primarily recorded for the Company’s legal obligations to remediate leased property on which the Company’s network infrastructure and related assets are located. The AROs are recorded in Other non-current liabilities with a corresponding amount in Property and equipment, net. No obligation is expected to be settled within 12 months as of December 31, 2017. The activity in the AROs was as follows:

	Years Ended December 31,
	2017	2016

Beginning balance	$21,593	$18,878
Revisions in estimated cash flows	(4,218)	(690)
Additional accruals	959	1,733
Foreign currency translation	526	132
Accretion	1,055	1,585
Disposals	(37)	(45)
Ending balance	$19,878	$21,593

During the year ended December 31, 2017, the Company performed an annual review of its ARO liability which resulted in a revision in estimated cash flows. The revision resulted in a decrease in the ARO liability and corresponding assets, net of accumulated depreciation, and an immaterial gain recognized in depreciation, amortization, and accretion on the consolidated statements of operations and comprehensive income (loss).

The corresponding assets, net of accumulated depreciation, related to AROs were $6.7 million and $10.7 million as of December 31, 2017 and 2016, respectively.

Supplemental cash flow information:

The Company acquired $1.9 million, $1.8 million and $1.1 million of property and equipment through current and long-term debt during the years ended December 31, 2017, 2016 and 2015, respectively.

The Company also acquires property and equipment through current and long-term construction accounts payable. The net change in current and long-term construction accounts payable resulted in additions or (adjustments) to Purchase of property and equipment in the Consolidated Statements of Cash Flows of $(12.8) million, $5.6 million and $(11.4) million for the years ended December 31, 2017, 2016, and 2015, respectively.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 5 – GOODWILL, LICENSE COSTS AND OTHER INTANGIBLE ASSETS

The following table summarizes the changes in the Company’s goodwill balance:

	December 31, 2017	December 31, 2016
Beginning balance	$9,294	$9,195
Foreign currency adjustment	245	99
Balance at the end of the year	$9,539	$9,294

There are no accumulated goodwill impairments for the years ended December 31, 2017 and 2016.

The Company’s license costs and other intangible assets consisted of the following:

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

		As of December 31, 2017			As of December 31, 2016
		Gross			Gross
	Estimated	Carrying	Accumulated		Carrying	Accumulated
	Useful Lives	Amount	Amortization	Net	Amount	Amortization	Net

License costs	7 - 20 years	$192,713	$(97,848)	$94,865	$186,626	$(81,700)	$104,926
Subscriber
relationships	7 years	13,276	(8,152)	5,124	12,937	(5,399)	7,538
Other	6 -14 years	3,618	(3,356)	262	3,581	(2,991)	590
Total		$209,607	$(109,356)	$100,251	$203,144	$(90,090)	$113,054

Amortization expense was $17.8 million, $18.0 million and $14.9 million for the years ended December 31, 2017, 2016 and 2015, respectively. Estimated future amortization expense associated with the net carrying amount of license costs and other intangible assets, based on the exchange rate as of December 31, 2017, is as follows:

Years ending December 31,
2018	$17,377
2019	16,608
2020	10,621
2021	7,118
2022	6,067
Thereafter	42,460
Total	$100,251

New Zealand:
On October 29, 2013, Trilogy International Radio Spectrum LLC, a Delaware limited liability company and indirect wholly owned subsidiary of TIP Inc. (“TIRS”), entered into an agreement with the government of New Zealand for the acquisition of a 10 MHz paired license of 700 MHz spectrum (the “700 MHz License”), which expires in 2031, for $44.0 million New Zealand dollars (“NZD”) ($31.2 million based on the exchange rate at December 31, 2017). TIRS has made this spectrum available to 2degrees, and 2degrees uses such spectrum in connection with its provision of 4G services.

The acquisition of the 700 MHz License was funded through a long-term payable from TIRS to the government of New Zealand. TIRS is obligated to make annual installment payments along with accrued interest. Interest on the unpaid purchase price accrues at the rate of 5.8% per annum. During the year ended December 31, 2017, the Company paid installments on behalf of TIRS in the total amount of $20.8 million NZD to the government of New Zealand ($14.5 million based on the average exchange rate in the months of payment of which $4.1 million was accrued interest).

As of December 31, 2017, the outstanding current and long-term portions of the license obligation for the 700 MHz License recorded in Other current liabilities and accrued expenses and Other non-current liabilities were $6.5 million and $6.9 million, respectively. Future maturities of the license obligation as of December 31, 2017, excluding interest, are as follows:

Years ending December 31,
2018	$6,507
2019	6,883
Total	$13,390

On October 25, 2013, Trilogy International South Pacific LLC (“TISP”), the owner of the equity interests in TIRS and a wholly-owned subsidiary of TIP Inc., and 2degrees entered into agreements pursuant to which, subject to certain conditions, 2degrees would have the right to acquire and TISP would have the right to cause 2degrees to acquire, the capital stock of TIRS in the future along with assuming the remaining license obligations to the government of New Zealand.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The agreement between TISP and 2degrees was subsequently amended to permit 2degrees to prepay, in full or in part, amounts payable to acquire the capital stock of TIRS. Payments made under the amended agreement are subject to 2degrees board approval. A prepayment was made by 2degrees to TISP in the amount of $7.4 million on November 9, 2016 under the amended agreement. An additional payment was made by 2degrees in the amount of $11.0 million in 2017 under the amended agreement. The intercompany balances and the related payment activities are eliminated upon consolidation.

NOTE 6 – EIP RECEIVABLES

In New Zealand, 2degrees offers certain wireless customers the option to pay for their handsets in installments over a period of up to 24 months using an EIP.

The following table summarizes the unbilled EIP receivables:

	As of December 31, 2017	As of December 31, 2016
EIP receivables, gross	$36,311	$36,403
Unamortized imputed interest	(2,600)	(2,327)
EIP receivables, net of unamortized imputed interest	$33,711	$34,076
Allowance for doubtful accounts	(1,722)	(1,092)
EIP receivables, net	$31,989	$32,984

Classified on the balance sheet as:	As of December 31, 2017	As of December 31, 2016
Equipment installment plan receivables, net	$17,190	$20,246
Long-term equipment installment plan receivables	14,799	12,738
EIP receivables, net	$31,989	$32,984

The Company categorizes unbilled EIP receivables as prime and subprime based on subscriber credit profiles. Upon initiation of a subscriber’s installment plan, 2degrees uses a proprietary scoring system that measures the credit quality of EIP receivables using several factors, such as credit bureau information, subscriber credit risk scores and service plan characteristics. 2degrees periodically assesses the proprietary scoring system. Prime subscriber receivables are those with lower delinquency and eligible for sale to a third party. Subprime subscribers are those with higher delinquency and those who are required to participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments.

The balances of EIP receivables on a gross basis by credit category as of the period presented were as follows:

	As of December 31, 2017	As of December 31, 2016
Prime	$25,869	$28,902
Subprime	10,442	7,501
Total EIP receivables, gross	$36,311	$36,403

The EIP receivables had weighted average imputed interest rates of 6.76% and 6.93% as of December 31, 2017 and December 31, 2016, respectively.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The following table shows changes in the aggregate net carrying amount of the unbilled EIP receivables:

	December 31, 2017	December 31, 2016
Beginning balance of EIP receivables, net	$32,984	$28,467
Additions	74,385	86,167
Billings and payments	(36,243)	(33,595)
Sales of EIP receivables	(39,079)	(47,672)
Foreign currency translation	845	110
Change in allowance for doubtful accounts and imputed interest	(903)	(493)
Total EIP receivables, net	$31,989	$32,984

Sales of EIP Receivables:

In June 2015, 2degrees entered into a mobile handset receivables purchase agreement (the “EIP Sale Agreement”) with a third party New Zealand financial institution (the “EIP Buyer”). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless customers who purchase mobile phones from 2degrees on installment plans. Under the agreement and on a monthly basis, 2degrees offers to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms. The EIP Sale Agreement specifies certain criteria for mobile phone receivables to be eligible for purchase by the EIP Buyer. The Company evaluated the structure and terms of the arrangement and determined 2degrees has no variable interest with the EIP Buyer and thus we are not required to consolidate the entity in our financial statements.

The Company determined that the sales of receivables through the arrangement should be treated as sales of financial assets. As such, upon sale, the Company derecognizes the receivables, as well as any related allowance for doubtful accounts, and the loss on sale is recognized in General and administrative expenses. The Company also reverses unamortized imputed interest related to sold receivables included in Equipment installment plan receivables, net, on the Consolidated Balance Sheets and recognizes the reversed unamortized imputed interest as Equipment sales. Net cash proceeds are recognized in Net cash provided by operating activities.

2degrees has continuing involvement with the EIP receivables sold to the EIP Buyer through a servicing agreement. However, the servicing rights do not provide 2degrees with any direct economic benefit, or means of effective control. Further, the EIP Buyer assumes all risks associated with the purchased receivables and has no recourse against 2degrees except in the case of fraud or misrepresentation.

The following table summarizes the impact of the sales of the EIP receivables in the years ended December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
EIP receivables derecognized	$39,079	$47,672
Cash proceeds	(34,544)	(41,338)
Reversal of unamortized imputed interest	(2,638)	(3,393)
Reversal of allowance for doubtful accounts	(1,385)	(1,430)
Pre-tax loss on sales of EIP receivables	$512	$1,511

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 7 – OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

	December 31, 2017	December 31, 2016
Dealer commissions and subsidies	$18,708	$17,883
Payroll and employee benefits	15,711	18,556
Value-added tax and other business taxes	15,283	17,137
Handset purchases	14,335	11,650
Interconnection and roaming charges payable	11,224	12,364
Income and withholding taxes	7,313	8,822
Interest payable	7,019	12,370
Warrant liability	6,625	-
Current portion of license obligation	6,507	10,300
Other	26,157	19,725
Other current liabilities and accrued expenses	$128,882	$128,807

NOTE 8 – FAIR VALUE MEASUREMENTS

The accounting guidance for fair value establishes a framework for measuring fair value that uses a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

•	Level 3 – Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

The following table presents assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Fair Value Measurement as of December 31, 2017
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$24,240	$-	$24,240	$-
Total assets	$24,240	$-	$24,240	$-

Liabilities:
Forward exchange contracts	$11	$-	$11	$-
Warrant liability	6,625	6,625	-	-
Interest rate swaps	1,930	-	1,930	-
Total liabilities	$8,566	$6,625	$1,941	$-

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The following table presents assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Fair Value Measurement as of December 31, 2016
	Total	Level 1	Level 2	Level 3
Assets:
Forward exchange contracts	$1,145	$-	$1,145	$-
Total assets	$1,145	$-	$1,145	$-

Liabilities:
Interest rate swaps	$1,984	$-	$1,984	$-
Total liabilities	$1,984	$-	$1,984	$-

The fair value of the short-term investments is based on historical trading prices, or model-driven valuations which are observable in the market or can be derived principally from or corroborated by observable market data. The fair value of forward exchange contracts is based on the differential between the contract price and the foreign currency exchange rate as of the balance sheet date. The fair value of the warrant liability is based on the quoted public market price of the warrants as of the balance sheet date. The fair value of interest rate swaps is measured using quotes obtained from a financial institution for similar financial instruments.

There were no transfers between levels within the fair value hierarchy during the years ended December 31, 2017 and 2016.

Cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses are carried at cost, which approximates fair value given their short-term nature. The carrying values of EIP receivables approximate fair value as the receivables are recorded at their present value, net of unamortized imputed interest and allowance for doubtful accounts.

The estimated fair value of the Company’s debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, and interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities as a discount rate for the remaining principal payments. The carrying amounts and estimated fair values of our total debt as of December 31, 2017 and 2016 were as follows:

	As of December 31, 2017	As of December 31, 2016

Carrying amount, excluding unamortized discount and
deferred financing costs	$517,641	$609,644
Fair value	$519,764	$616,168

For fiscal year 2017 and 2016, we did not record any material other-than-temporary impairments on financial assets and liabilities required to be measured at fair value on a nonrecurring basis.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 9 – DEBT

The Company’s long-term and other debt as of December 31, 2017 and 2016 consisted of the following:

	As of December 31, 2017	As of December 31, 2016
Trilogy LLC 2022 Notes	$350,000	$-
Trilogy LLC 2019 Notes	-	450,000
New Zealand Senior Facilities Agreement due 2019	136,859	133,101
Bolivian Syndicated Loan due 2021	20,655	23,158
Bolivian Bank Loan due 2022	7,000	-
Other	3,127	3,385
	517,641	609,644
Less: unamortized discount	(3,499)	(3,931)
Less: deferred financing costs	(6,890)	(5,766)
Total debt	507,252	599,947
Less: current portion of debt	(10,705)	(8,796)
Total long-term debt	$496,547	$591,151

As of December 31, 2017, the future maturities of long-term and other debt, excluding unamortized debt discounts and deferred financing costs, consisted of the following:

Years ending December 31,
2018	$10,705
2019	140,559
2020	8,882
2021	5,297
2022	351,830
Thereafter	368
Total	$517,641

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Trilogy LLC 2019 Notes:
On April 26, 2016, Trilogy LLC entered into a purchase agreement with Deutsche Bank Securities Inc. (the “Initial Purchaser”) pursuant to which Trilogy LLC agreed to issue and sell to the Initial Purchaser $450 million aggregate principal amount of senior secured notes due 2019 (the “Trilogy LLC 2019 Notes”), in an offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. The sale of the Trilogy LLC 2019 Notes was funded on May 6, 2016. The Trilogy LLC 2019 Notes bore interest at a rate of 13.375% per year, payable semi-annually on May 15 and November 15 of each year, commencing November 15, 2016.

In February 2017, Trilogy LLC repurchased $18.2 million of the Trilogy LLC 2019 Notes and paid accrued interest of $0.7 million in connection with the repurchase. Trilogy LLC recognized a $0.5 million premium in interest expense on the Consolidated Statements of Operations for the year ended December 31, 2017 related to the repurchase.

Trilogy LLC 2022 Notes:
On May 2, 2017, Trilogy LLC closed a private offering of $350 million aggregate principal amount of its senior secured notes due 2022 (the “Trilogy LLC 2022 Notes”). The Trilogy LLC 2022 Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

Trilogy LLC applied the proceeds of this offering together with cash on hand to redeem and discharge all of the outstanding Trilogy LLC 2019 Notes and pay fees and expenses of $9.1 million related to the offering.

The refinancing of the Trilogy LLC 2019 Notes was analyzed and accounted for on a lender-by-lender basis under the syndicated debt model in accordance with the applicable accounting guidance for evaluating modifications, extinguishments and new issuances of debt. Accordingly, of the $9.1 million in fees and expenses related to the Trilogy LLC 2022 Notes offering, $4.8 million was recorded as a deferred financing cost and is included as a reduction within Long-term debt on the Consolidated Balance Sheet. The remaining $4.3 million of fees paid to third parties in connection with the refinancing was expensed in the second quarter of 2017. The unamortized balance of the deferred financing costs associated with the Trilogy LLC 2022 Notes is amortized to Interest expense using the effective interest method over the term of the Trilogy LLC 2022 Notes.

Additionally, as a result of the refinancing, $2.4 million of unamortized deferred financing costs and unamortized discount previously outstanding was expensed to Debt modification and extinguishment costs in the Consolidated Statement of Operations during the second quarter of 2017.

The Trilogy LLC 2022 Notes bear interest at a rate of 8.875% per annum and were issued at 99.506% . Interest on the Trilogy LLC 2022 Notes is payable semi-annually in arrears on May 1 and November 1, beginning November 1, 2017 with interest accruing from May 2, 2017. No principal payments are due until maturity on May 1, 2022.

Trilogy LLC has the option of redeeming the Trilogy LLC 2022 Notes, in whole or in part, upon not less than 30 days’ and not more than 60 days’ prior notice as follows:

•	Prior to May 1, 2019, at 100%, plus a “make whole” premium
•	On or after May 1, 2019 but prior to May 1, 2020, at 104.438%
•	On or after May 1, 2020 but prior to May 1, 2021, at 102.219%
•	On or after May 1, 2021 at 100%

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

On or prior to May 1, 2019, Trilogy LLC may redeem up to 35% of the principal amount of the Trilogy LLC 2022 Notes at 108.875% plus accrued and unpaid interest on the notes being redeemed with the net cash proceeds of a public equity offering, provided that at least 65% of the original principal amount of the Trilogy LLC 2022 Notes remains outstanding immediately after the redemption.

The Trilogy LLC 2022 Notes are guaranteed by certain of Trilogy LLC’s domestic subsidiaries and are secured by a first-priority lien on the equity interests of such guarantors and a pledge of any intercompany indebtedness owed to Trilogy LLC or any such guarantor by 2degrees or any of 2degrees’ subsidiaries and certain third party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees. As of the issue date of the Trilogy LLC 2022 Notes and as of December 31, 2017, there was no such indebtedness outstanding.

Senior Facilities Agreement:
In June 2013, 2degrees entered into a Senior Facilities Agreement (as amended, the “Senior Facilities Agreement”) with Bank of New Zealand (“BNZ”), pursuant to which BNZ agreed to provide financing of up to $150 million NZD, such availability to be based in part upon 2degrees’ EBITDA (as defined in the Senior Facilities Agreement) for the prior twelve months. In March 2014, additional financial institutions (together with BNZ, the “Banks”) provided commitments under the Senior Facilities Agreement, which increased the amount of potential financing to $165 million NZD. In January 2015, the Senior Facilities Agreement was amended to include an additional commitment to fund 2degrees’ capital expenditures in the amount of $20 million NZD, provided that until 2degrees’ then outstanding credit facility (the “Huawei Loan”) with Huawei Technologies (New Zealand) Company Limited (“Huawei”) was repaid in full, all such capital expenditures were required to be incurred with Huawei or any of its related entities. The Huawei Loan was fully repaid in May 2015. With this additional commitment, the total commitment increased to $185 million NZD.

In August 2015, 2degrees entered into an agreement with the Banks to refinance the $185 million NZD facility and provide an additional commitment of $15 million NZD for a total of $200 million NZD of potential financing ($142.0 million based on the exchange rate at December 31, 2017). Separate facilities are provided under this agreement to repay the existing outstanding balance and fund 2degrees’ capital expenditures ($185 million NZD) and to fund 2degrees’ working capital requirements ($15 million NZD). As of December 31, 2017, the $185 million NZD ($131.4 million based on the exchange rate at December 31, 2017) facility was fully drawn-down, and $7.7 million NZD ($5.5 million based on the exchange rate at December 31, 2017) was drawn on the $15 million NZD working capital facility. The borrowings and repayments for these facilities, including the recurring activity to fund working capital requirements, are included separately as Proceeds from debt and Payments of debt within Net cash provided by financing activities in the Consolidated Statements of Cash Flows.

The debt under the Senior Facilities Agreement accrues interest payable quarterly at a rate ranging from 1.15% to 2.05% (depending upon 2degrees’ senior leverage ratio at that time) plus the New Zealand Bank Bill Reference Rate (“BKBM”). Additionally, a line fee of between 0.75% and 1.35% (depending upon 2degrees’ senior leverage ratio at that time) calculated on the total committed financing under the Senior Facilities Agreement (both drawn and undrawn) is also payable quarterly. The Senior Facilities Agreement original maturity date was June 30, 2018. In July 2017, 2degrees entered into an agreement with the Banks to extend the term of the facility from June 30, 2018 to January 5, 2019. The extension of the maturity date of the Senior Facilities Agreement was accounted for as a modification in accordance with the applicable accounting guidance. The total fees paid in connection with the modification were not significant and were expensed during the third quarter of 2017.

In addition, once a year, beginning on January 1, 2016, for a period of not less than five consecutive days, 2degrees must reduce the outstanding balance of the $15 million NZD facility used to fund its working capital requirements to zero. Such zero balance reduction must take place at least six months after the most recent prior zero balance reduction. As of December 31, 2017, the line fee rate was 0.75% . The effective interest rate (weighted average interest rate plus line fee) on the combined balance of the facilities outstanding as of December 31, 2017 and December 31, 2016 was 4.06% and 4.68%, respectively.

The Senior Facilities Agreement contains certain financial covenants requiring 2degrees to:

•	maintain a total interest coverage ratio (as defined in the Senior Facilities Agreement) of not less than 3.0 times;
•	maintain a senior leverage ratio (as defined in the Senior Facilities Agreement) of not greater than 3.0 times; and
•	not exceed 110% of the agreed to annual capital expenditures (as defined in the Senior Facilities Agreement) in any financial year.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The Senior Facilities Agreement also contains other customary representations, warranties, covenants and events of default. The Senior Facilities Agreement is secured (in favor of an independent security trustee) by substantially all of the assets of 2degrees.

Bolivian Syndicated Loan:
In April 2016, NuevaTel entered into a $25 million debt facility (the “Bolivian Syndicated Loan”) with a consortium of Bolivian banks. The net proceeds were used to fully repay the then outstanding balance of the previously outstanding loan agreement and the remaining proceeds were used for capital expenditures. The Bolivian Syndicated Loan is required to be repaid in predetermined quarterly installments which commenced in 2016 and will end in 2021, with 10% of the principal amount to be repaid during each of the first two years of the Bolivian Syndicated Loan and 26.67% of the principal amount to be repaid during each of the final three years. Interest on the Bolivian Syndicated Loan accrues at a fixed rate of 7.0% for the first 12 months and thereafter at a variable rate of 5.5% plus Tasa de Referencia. Interest is payable on a quarterly basis. At December 31, 2017, the interest rate was 8.79% . The outstanding balance of the current and long-term portion of the Bolivian Syndicated Loan was $4.0 million and $16.7 million, respectively, as of December 31, 2017.

The Bolivian Syndicated Loan agreement contains certain financial covenants requiring NuevaTel to maintain:

•	an indebtedness ratio (as defined in the Bolivian Syndicated Loan agreement) of not greater than 2.15 times;
•	a debt coverage ratio (as defined in the Bolivian Syndicated Loan agreement) of not less than 1.25 times;
•	a current ratio (as defined in the Bolivian Syndicated Loan agreement) of not less than 0.65 times; and
•	a structural debt ratio (as defined in the Bolivian Syndicated Loan agreement) of not higher than 3.0 times.

Substantially all of NuevaTel’s assets are pledged as collateral to secure the Bolivian Syndicated Loan.

Bolivian Bank Loan:
In December 2017, NuevaTel entered into a $7.0 million debt facility (the “Bolivian Bank Loan”) with Banco BISA S.A. which is a Bolivian bank included as a lender in the Bolivian Syndicated Loan to fund capital expenditures. The Bolivian Bank Loan is required to be repaid in quarterly installments commencing in 2019 through 2022, with 25% of the principal amount to be repaid each year. Interest on the Bolivian Bank Loan accrues at a fixed rate of 6.0% and is payable quarterly. No portion of the Bolivian Bank Loan was current and the long-term portion was $7.0 million as of December 31, 2017.

The Bolivian Bank Loan agreement contains no financial covenants and NuevaTel has not pledged any collateral to secure the Bolivian Bank Loan.

Covenants:

As of December 31, 2017, the Company was in compliance with all of its debt covenants.

Interest Cost Incurred:

Consolidated interest cost incurred and expensed, prior to capitalization of interest, was $60.8 million, $70.7 million and $63.4 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Supplemental Cash Flow Disclosure:

	Years Ended December 31,
	2017	2016	2015
Interest paid, net of capitalized interest	$61,598	$73,067	$56,469

Deferred Financing Costs:

Deferred financing costs represent incremental direct costs of debt financing and are included in Long-term debt. As of December 31, 2017 and 2016, the balances were $6.9 million and $5.8 million, respectively. These costs are amortized using the effective interest method over the term of the related credit facilities. Amortization of deferred financing costs is included in interest expense and totaled $2.6 million, $3.3 million and $4.5 million for the years ended December 31, 2017, 2016 and 2015, respectively.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 10 – DERIVATIVE FINANCIAL INSTRUMENTS

Cross-Currency Swap:
On April 5, 2011, we entered into a cross-currency swap designated as a cash flow hedge to exchange USD-denominated debt under the Huawei Loan into NZD in order to fix our future principal payments in NZD, as well as mitigate the impact of foreign currency transaction gains or losses. Under this contract, we had fixed the related future interest payments. We received a variable amount based on LIBOR plus a spread of 4.10% and paid a fixed amount based on a rate of 13.41% . The variable interest rate calculation was reset two days prior to each quarterly calculation period. In November 2014, we terminated the cross-currency swap and replaced the instrument with an interest rate swap (see below for details), the primary terms of which were unchanged. In 2013, the Company discontinued hedge accounting and began to recognize all changes in the fair value of the cross-currency swap in Other, net. The effective portion of the loss recorded in Accumulated other comprehensive income (loss) prior to de-designation was amortized to Other, net over the remaining life of the interest rate swap agreement. The amount reclassified from Accumulated other comprehensive income (loss) to Other, net was a loss of $0.5 million and $0.9 million for the years ended December 31, 2016 and 2015, respectively.

Interest Rate Swaps:
2degrees enters into various interest rate swap agreements to fix its future interest payments under the Senior Facilities Agreement. Under these agreements, 2degrees principally receives a variable amount based on the BKBM and pays a fixed amount based on fixed rates ranging from 2.290% to 4.765% . Settlement in cash occurs quarterly until termination and the variable interest rate is reset on the first day of each calendar quarter. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value are recognized in earnings in the period incurred. The fair value of these contracts, included in Other non-current liabilities, was $1.9 million and $1.8 million as of December 31, 2017 and December 31, 2016, respectively. As of December 31, 2017, the total notional amount of these agreements was $187.5 million NZD or $133.1 million (based on the exchange rate as of December 31, 2017). The agreements have effective dates from March 31, 2014 through June 30, 2020 and termination dates from March 29, 2018 to June 30, 2022. During the year ended December 31, 2017, various interest rate swap agreements with a total notional amount of $10.0 million NZD or $7.1 million (based on the exchange rate as of December 31, 2017) matured.

On April 5, 2011, the Company entered into a domestic interest rate swap originally designated as a cash flow hedge to fix future interest payments on the NZD-denominated credit under the Huawei Loan (see Note 9 - Debt). Under this swap agreement, we principally received a variable amount based on the BKBM rate and paid a fixed amount of 9.61% based on 5.51% plus the 4.10% rate premium stated in the Huawei Loan. The variable interest rate calculation was reset on the first day of each calendar quarter. In January 2017, the Company terminated its domestic interest rate swap agreements, and as such, the fair value of this contract was zero at December 31, 2017. The fair value of this contract was approximately $0.1 million at December 31, 2016 and was included in Other current liabilities and accrued expenses. In 2013, the Company discontinued hedge accounting and began to recognize all changes in the fair value of the interest rate swap in Other, net. The effective portion of the loss recorded in Accumulated other comprehensive income (loss) prior to the de-designation (see Note 15 - Accumulated Other Comprehensive Income) was amortized to Other, net over the remaining life of the interest rate swap agreement.

Under the interest rate swap agreement which replaced the cross-currency swap terminated in November 2014, we received a variable amount based on BKBM plus a spread of 4.10% and paid a fixed amount based on a rate of 13.41% . The variable interest rate calculation was reset on the first day of each quarterly calculation period. As discussed above, the Company terminated its domestic interest rate swap agreement, and as such, the fair value of this contract was zero at December 31, 2017. The fair value of this swap, included in Other current liabilities and accrued expenses, was approximately $0.1 million at December 31, 2016.

The Company had $1.0 million pledged as collateral for the interest rate swap contracts as of December 31, 2016. This restricted cash is included in Prepaid expenses and other current assets as of December 31, 2016. In connection with terminating its domestic interest rate swap agreements, the $1.0 million pledged as collateral was returned to the Company.

Summarized financial information for all of the aforementioned derivative financial instruments is shown below:

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

	Years Ended December 31,
	2017	2016	2015

Non-cash (loss)/gain from change in fair value recorded in Other, net	$(1,503)	$(750)	$(1,752)
(Loss)/gain reclassified from comprehensive income (loss) to Other, net	$(118)	$(217)	$(397)
Net cash settlement	$(1,602)	$(1,836)	$(1,788)

Under the terms of the interest rate swaps, we are exposed to credit risk in the event of non-performance by the other parties; however, we do not anticipate the non-performance of any of our counterparties. For instruments in a liability position, we are also required to consider our own risk of non-performance; the impact of such is not material. Further, our interest rate swaps do not contain credit rating triggers that could affect our liquidity.

Forward Exchange Contracts:
At December 31, 2017, 2degrees had short-term forward exchange contracts to sell an aggregate of $27.5 million NZD and buy an aggregate of $19.5 million USD to manage exposure to fluctuations in foreign currency exchange rates. During the year ended December 31, 2017, short-term forward exchange contracts to sell an aggregate of $63.9 million NZD and buy an aggregate of $46.1 million USD and an aggregate of $0.2 million EUR matured. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value are recognized in earnings in the period incurred. During the year ended December 31, 2017, a foreign exchange loss of $1.1 million was recognized in Other, net. The estimated settlements under these forward exchange contracts, included in Other current liabilities and accrued expenses, were not material as of December 31, 2017. During the year ended December 31, 2016, a foreign exchange gain of $1.6 million was recognized in Other, net. The Company had assets, included in Prepaid expenses and other current assets, for estimated settlements under these forward exchange contracts of $1.1 million as of December 31, 2016.

NOTE 11 – EQUITY-BASED COMPENSATION

TIP Inc. Restricted Share Units:
In June 2017, TIP Inc. granted a total of 1,416,214 restricted share units (“RSUs” or “Awards”) to officers and employees under plans pursuant to which vesting is subject to meeting certain performance or time-based criteria. The Awards had a grant date fair value of $9.8 million based on price per Common Share of $6.94 on the date of the grant. RSUs entitle the grantee to receive Common Shares at the end of a specified vesting period, subject to continued service through the applicable vesting date, and certain Company performance obligations for performance-based awards. The maximum number of Common Shares that may be issued under TIP Inc.’s Restricted Share Unit Plan as of December 31, 2017 is 6,261,003 shares, which is equal to 7.5% of the combined issued and outstanding Common Shares and Class C Units.

A portion of the RSU grants consisted of time-based awards that were made to retain certain senior officers of the Company. They vest over a three-year employment period, with half of the RSUs vesting in the first year and one-quarter of the RSUs vesting in each the following two years. Additionally, officers were granted RSUs that combine time-based elements with performance-based elements, which entitle the holder to receive a number of Common Shares that varies based on the Company’s performance against the revenues or EBITDA performance goals for calendar year 2017. The estimated equity-based compensation expense attributable to performance-based RSUs is updated quarterly. The total number of RSUs granted includes these performance-based awards and assumes that the performance goals will be achieved. The number of RSUs is updated upon completion of each applicable fiscal year when a final determination is made as to whether the performance goals have been achieved. These performance-based RSUs vest on a straight-line basis over a four-year employment period. The remaining RSUs were granted to officers and employees as time-based awards, which vest on a straight-line basis over a four-year service period.

Equity-based compensation expense is generally recognized on a straight-line basis over the requisite service period; however, exceptions include awards with an accelerated vesting schedule and updated estimates of achievement against performance goals for performance-based awards.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

During fiscal year 2017, the Company recorded $1.6 million in compensation expense related to RSUs recognized in General and administrative expenses in the Consolidated Statement of Operations and Comprehensive Loss. As of December 31, 2017, total unvested RSUs were reduced by 287,166 units due to the cancellation of previously issued performance-based RSUs as a result of performance targets not being achieved. As of December 31, 2017, there were 1,129,048 outstanding unvested RSUs and unrecognized compensation expense relating to these unvested RSUs was approximately $6.3 million, which reflects time-based vesting along with the impact of cancelling certain performance-based awards. The Company expects to recognize the cost for unvested RSUs over a weighted-average period of 2.8 years.

Restricted Class C Units:
At December 31, 2016, the Company granted the equivalent of 192,130 Class C Units to an employee of the Company (the “Restricted Class C Units”), all of which were outstanding and unvested as of December 31, 2017. The value of the Restricted Class C Units was estimated at $1.5 million based on the fair value on the grant date. The Restricted Class C Units vest over 4 years, with one-fourth of the award vesting on the day following each anniversary date of the award based on the employee’s continued service. There are no voting rights or rights to receive distributions prior to vesting for unvested Restricted Class C Units.

During fiscal year 2017, the Company recorded $0.4 million in compensation expense related to the Restricted Class C Units recognized in General and administrative expenses in the Consolidated Statement of Operations and Comprehensive Loss. As of December 31, 2017, the Company had total unrecognized compensation costs related to this award of $1.1 million. The Company expects to recognize this cost over a remaining weighted-average period of 3 years.

2degrees Option Plans:
2degrees awards service-based share options (the “Options”) to employees under various plans (the “2degrees Option Plan”) whose vesting is subject to meeting a required service period of up to three years. Approximately 24.4 million Options were outstanding as of December 31, 2017. The Options enable the holders to acquire non-voting ordinary shares of 2degrees common stock once exercised. These options are classified as equity awards and valued based on the fair value of the underlying 2degrees shares at the date of grant.

As of December 31, 2016, 30.0 million Options were outstanding under the 2degrees Option Plan, of which 26.4 million Options were equity-classified awards and 3.6 million Options were liability-classified awards. The 3.6 million Options were liability-classified awards as the Option holders had the right to require 2degrees to repurchase exercised Options for cash equal to the fair value at the date of repurchase. As such, the liability was remeasured each reporting period based on the fair value of the underlying 2degrees shares at each balance sheet date. At December 31, 2016, the liability-classified awards of $2.9 million were included in Other current liabilities and accrued expenses on the Consolidated Balance Sheets. During the year ended December 31, 2017, these Options were settled for a total of $2.2 million, net of partial payment at the grant date and taxes. Those Options are characterized as redeemed options in 2017 in the table below.

The following table summarizes the range of assumptions used in the Black-Scholes model for options granted in the years ended December 31, 2016 and 2015. There were no options granted in the year ended December 31, 2017.

	2016	2015
Expected term (in years)	2.82 - 4.32	3.03 - 4.79
Risk free interest rate	3.01%	2.99% - 3.01%
Volatility	25%	25%
Dividend yield	0%	0%

The expected term of the Options was determined based upon the historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future option holder behavior. The risk-free interest rates used were based on the implied yield currently available in New Zealand Government bonds, adjusted for semi-annual coupons and converted to continuously compounded rates, at maturity with a term equivalent to the remaining life of the Options as of the date of the valuation. Expected volatility was based on average volatilities of publicly traded peer companies over the expected term. 2degrees has not paid dividends in the past and does not currently have plans to pay dividends.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The following table provides the outstanding Options as of December 31, 2017 and the changes in the period:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual Term	Intrinsic
	Options	Price per Unit	(in years)	Value

Outstanding at December 31, 2016	30,006,045	$1.31
Redeemed	(4,047,722)	1.02
Forfeited	(1,538,323)	1.07
Outstanding at December 31, 2017	24,420,000	$1.38	3.5	$10,348

Exercisable at December 31, 2017	19,295,000	$1.34	3.0	$8,959

The weighted-average grant date fair value of options granted during the years 2016 and 2015 were $0.39 and $0.35, respectively. There were no options granted during the year ended December 31, 2017. The total intrinsic value of options redeemed or exercised during the years ended December 31, 2017, 2016 and 2015 was $3.2 million, $1.2 million and $0.2 million, respectively.

Certain participants were required to make a partial payment from $0.01 to $0.10 per share (depending on the plan) at the date of grant, which is fully refundable upon forfeiture of the related Options. 2degrees retains the partial payments as a liability until such Options are exercised. The liability of $0.3 million and $0.3 million as of December 31, 2017 and December 31, 2016, respectively, is included in Other current liabilities and accrued expenses on the Consolidated Balance Sheets.

During 2014, the Board of Directors of 2degrees and the holder of the then 4.3 million liability-classified awards agreed to terms to settle those options for $1.3 million, which approximated the intrinsic value of those awards. Of the $1.3 million, $0.8 million was paid during the year ended December 31, 2016, and the remaining $0.5 million was paid during the year ended December 31, 2017. The $0.5 million balance was included in Other current liabilities and accrued expenses as of December 31, 2016.

Total equity-based compensation for the 2degrees Option Plan, net of forfeitures, of $0.8 million, $2.7 million and $1.3 million was recognized in General and administrative expenses in the Consolidated Statement of Operations and Comprehensive Loss for the years ended December 31, 2017, 2016, 2015, respectively.

As of December 31, 2017, the Company had total unrecognized compensation costs related to the 2degrees Option Plan of $0.6 million. The Company expects to recognize this cost over a weighted-average period of 0.6 years.

NOTE 12 – MEZZANINE EQUITY

Prior to the Arrangement, three holders of Trilogy LLC’s then Class A Units (“Former Class A Unit Holders”) with a combined unit holding of 73,590 units were granted additional rights with respect to their former Class A units (“Former Class A Units”) as follows:

•

The Former Class A Unit Holders had the right, prior to the occurrence of an initial public offering (“IPO”), to request that Trilogy LLC elect, at Trilogy LLC’s sole discretion, to use commercially reasonable best efforts to effect one of the following transactions within 12 months of the Former Class A Unit Holder’s request: (i) repurchase the Former Class A Unit Holder’s outstanding units at fair market value; (ii) cause an IPO to occur; or (iii) enter into a binding agreement to sell Trilogy LLC.

The Former Class A Unit redemption rights were set forth in the Fifth Amended and Restated LLC Agreement among Trilogy LLC and its members. As of December 31, 2016, the Company recorded these Former Class A Units in the mezzanine section of the accompanying Consolidated Balance Sheets and not members’ equity (deficit) because the redemption of these units were not exclusively in Trilogy LLC’s control. The Former Class A Unit rights became redeemable based on the following schedule:

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Former
Date when redemption right became exercisable	Class A Units
July 30, 2014	48,590
December 24, 2015	25,000
Total redeemable units	73,590

The Former Class A Units included within mezzanine equity were recorded at fair value on the date of issuance and were adjusted to the greater of their carrying amount or redemption value as of December 31, 2016. To give effect to the consummation of the Arrangement on February 7, 2017, the Trilogy LLC Agreement was amended and restated and those rights were eliminated and thus their interest was reclassified from mezzanine equity to equity in the first quarter of 2017.

NOTE 13 – EQUITY

TIP Inc. Capital Structure

Upon completion of the Arrangement, TIP Inc.’s authorized share structure consisted of two classes of shares, namely Common Shares and the Special Voting Share as follows:

TIP Inc. Common Shares:
TIP Inc. is authorized to issue an unlimited number of Common Shares with no par value. As of December 31, 2017, TIP Inc. had 53,815,631 Common Shares outstanding, reflecting an increase of 9,638,482 Common Shares issued for the period from February 7, 2017, the date of consummation of the Arrangement, through December 31, 2017 primarily as a result of Trilogy LLC Class C Unit redemptions for Common Shares. Holders of Common Shares are entitled to one vote for each share held on matters submitted to a vote for shareholders. Holders of Common Shares and the Special Voting Share, described below, vote together as a single class, except as provided in the BCBCA, by law or by stock exchange rules.

Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of TIP Inc. (the “TIP Inc. Board”). In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, or any other distribution of assets of TIP Inc. among its shareholders for the purpose of winding up its affairs, the holders of Common Shares shall be entitled to receive the remaining property and assets of TIP Inc. after satisfaction of all liabilities and obligations to creditors of TIP Inc. and after C$1.00 is distributed to the holder of the Special Voting Share.

In connection with the Arrangement Agreement, certain holders of Common Shares entered into lock-up agreements with TIP Inc. (the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, each locked-up shareholder agreed that it would not during the periods set forth below, without the prior written consent of TIP Inc. sell, assign, pledge, dispose of, or transfer any equity securities of TIP Inc. or Trilogy LLC, or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of Common Shares. As of December 31, 2017, Common Shares locked-up, measured from February 7, 2017, the date of consummation of the Arrangement, under the Lock-Up Agreements are as follows:

(i) 24 months (5,585,927 Common Shares); and
(ii) 12 months (5,585,927 Common Shares).

During the period from February 7, 2017 through December 31, 2017, the lock-up period expired with respect to 7,605,315 Common Shares. See “Trilogy LLC Capital Structure: Class C Units” below for lock-up periods applicable to Common Shares which may be issued upon redemption of such units.

As of December 31, 2017, TIP Inc. holds a 64.5% ownership interest in Trilogy LLC through its wholly owned subsidiary, Trilogy International Partners Intermediate Holdings Inc. (“Trilogy Intermediate Holdings”). The 11.4% increase in TIP Inc. ownership interest of Trilogy LLC during the period from February 7, 2017 through December 31, 2017 is primarily attributable to the issuance of Common Shares upon redemption of Trilogy LLC Class C Units. See Note 21– Subsequent Events for a further discussion of Trilogy LLC Class C Unit redemptions subsequent to December 31, 2017.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Special Voting Share of TIP Inc.:
TIP Inc. has one issued and outstanding Special Voting Share held by a trustee. Holders of Trilogy LLC Class C Units, as described below, are entitled to exercise voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Trilogy LLC Class C Unit held. At such time as there are no Trilogy LLC Class C Units outstanding, the Special Voting Share shall be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

The holder of the Special Voting Share is not entitled to receive dividends. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, the holder of the Special Voting Share is entitled to receive C$1.00 after satisfaction of all liabilities and obligations to creditors of TIP Inc. but before the distribution of the remaining property and assets of TIP Inc. to the holders of Common Shares.

Warrants:
At December 31, 2017, TIP Inc. had 13,402,685 warrants outstanding. Each warrant entitles the holder to purchase one Common Share at an exercise price of C$11.50, subject to normal anti-dilution adjustments. The warrants expire on February 7, 2022.

As of February 7, 2017, the date of consummation of the Arrangement, TIP Inc.’s issued and outstanding warrants were reclassified from equity to liability, as the warrants are written options that are not indexed to Common Shares. The fair value of the warrants was based on the number of warrants and the closing quoted public market prices of the warrants. The offsetting impact is reflected within Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. The warrant liability is recorded in Other current liabilities and accrued expenses on the Company’s Consolidated Balance Sheets. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Consolidated Statement of Operations. The Company will continue to classify the fair value of the warrants as a liability until the warrants are exercised or expire.

Forfeitable Founders Shares:
At December 31, 2017, the Company had issued 1,675,336 Common Shares (“Forfeitable Founders Shares”) that are subject to forfeiture on February 7, 2022, unless the closing price of Common Shares exceeds C$13.00 (as adjusted for stock split or combinations, stock dividends, reorganizations, or recapitalizations) for any 20 trading days within a 30 day-trading-day period.

Dividend Paid:
On May 12, 2017, TIP Inc. paid a dividend of C$0.02 per Common Share. The dividend was declared on March 21, 2017 and paid to holders of record of Common Shares as of April 28, 2017. Eligible Canadian holders of Common Shares who participated in the Company’s dividend reinvestment plan had the right to acquire additional Common Shares at 95% of the volume-weighted average price of Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the dividend payment date, by reinvesting their cash dividends, net of applicable taxes. As a result of shareholder participation in the dividend reinvestment plan, 17,416 Common Shares were issued to existing shareholders.

Concurrently with the issuance of the TIP Inc. dividend, in accordance with the Trilogy LLC Agreement, a distribution in the form of 85,663 additional Class C Units was made on economically equivalent terms to the holders of Trilogy LLC Class C Units.

Short Form Base Shelf Prospectus and Registration Statement, and Prospectus Supplements:
On July 24, 2017, the Company filed a preliminary short form base shelf prospectus with the British Columbia Securities Commission (“BCSC”) and a related shelf registration statement with the U.S. Securities and Exchange Commission (“SEC”) for an aggregate of $350 million of the Company’s Common Shares, warrants, units, subscription receipts and share purchase contracts. On August 2, 2017, the final base shelf prospectus and the final registration statement were filed and were declared effective by the BCSC and the SEC, as applicable, shortly thereafter.

On September 22, 2017, the Company filed a preliminary prospectus supplement with the BCSC and SEC to the short form base shelf prospectus dated August 2, 2017 in connection with a potential underwritten secondary offering of Common Shares by certain selling shareholders including those who had elected to redeem their Trilogy LLC Class C Units. The secondary offering did not proceed as the majority of the selling shareholders did not accept the price for Common Shares offered by the potential underwriters.

On October 11, 2017, the Company filed a prospectus supplement with the BCSC and the SEC to the short form base shelf prospectus filed on August 2, 2017 to qualify specified Common Shares for resale at times and in amounts determined by the holders of those Common Shares. The prospectus supplement covered certain issued and outstanding Common Shares as well as Common Shares issuable upon redemption of Trilogy LLC Class C Units from time to time by the holders thereof.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Trilogy LLC Capital Structure
As a result of the Arrangement, the equity interests in Trilogy LLC consist of three classes of units (the “Trilogy LLC Units”) as follows:

Class A Units:
The Class A Units possess all the voting rights under the Trilogy LLC Agreement, have nominal economic value and therefore have no rights to participate in the appreciation of the economic value of Trilogy LLC. All of the Class A Units are indirectly held by TIP Inc., through a wholly owned subsidiary, Trilogy International Partners Holdings (US) Inc. (“Trilogy Holdings”). Trilogy Holdings, the managing member of Trilogy LLC, acting through its TIP Inc. appointed directors, has full and complete authority, power and discretion to manage and control the business, affairs, and properties of Trilogy LLC, subject to applicable law and restrictions per the Trilogy LLC Agreement. As of December 31, 2017, there were 157,682,319 Trilogy LLC Class A Units outstanding.

Class B Units:
TIP Inc. indirectly holds the Class B Units of Trilogy LLC through Trilogy Intermediate Holdings. The Class B Units represent TIP Inc.’s indirect economic interest in Trilogy LLC under the Trilogy LLC Agreement and are required at all times to be equal to the number of outstanding Common Shares. As of December 31, 2017, there were 53,815,631 Class B Units outstanding, reflecting an increase of 9,638,482 Class B Units issued for the period from February 7, 2017 through December 31, 2017 primarily as a result of Trilogy LLC Class C Unit redemptions for Common Shares. The economic interests of the Class B Units in Trilogy LLC are pro rata with the Class C Units.

Class C Units:
The Class C Units are held by persons who were members of Trilogy LLC immediately prior to consummation of the Arrangement. The economic interests of the Class C Units in Trilogy LLC are pro rata with the Class B Units. Class C Unit holders have the right to require Trilogy LLC to redeem any or all Trilogy LLC Class C Units held by such holder for either Common Shares or a cash amount equal to the fair market value of such Common Shares, after the expiration of a lock-up period (described below), the form of consideration to be determined by Trilogy LLC. As of December 31, 2017, all redemptions have been settled in the form of Common Shares. Class C Units have voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Trilogy LLC Class C Unit held. As of December 31, 2017, there were 29,664,413 Class C Units outstanding, reflecting a decrease of 9,478,374 Class C Units outstanding primarily due to redemptions of Trilogy LLC Class C Units during the period from February 7, 2017 through December 31, 2017. The Class C Unit redemptions resulted in an increase to Noncontrolling interests of $6.7 million for the period as the portion of Accumulated Deficit attributable to Noncontrolling Interests was decreased during the period. Additionally, there were 192,130 restricted Trilogy LLC Class C Units granted to an employee on December 31, 2016 and unvested as of December 31, 2017. These restricted Class C Units vest over a 4-year period, with one-fourth of the award vesting on the day following each anniversary date of the award based on the employee’s continued service. There are no voting rights or right to receive distributions prior to vesting for these unvested Class C Units.

Generally, no holder of Trilogy LLC Class C Units may transfer (or redeem) any of the following series of Trilogy LLC Class C Units during the lock-up periods shown below, measured from the date of consummation of the Arrangement, being February 7, 2017:

(i) Class C-1 Units: 24 months (8,637,273 are outstanding); and
(ii) Class C-2 Units: 12 months (8,697,835 are outstanding).

During the period from February 7, 2017 through December 31, 2017, the lock-up period expired with respect to 22,004,964 Trilogy LLC Class C Units. During this period, the aforementioned locked-up Class C-1 and Class C-2 Units increased by 55,811 units each, due to the private acquisition of Trilogy LLC Class C Units by a holder previously designated under lock-up in the Arrangement.

See Note 21 – Subsequent Events for further discussion of redemptions of Trilogy LLC Class C Units.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 14 – EARNINGS PER SHARE

Basic and diluted earnings per share are computed using the two-class method, which is an earnings allocation method that determines earnings per share for Common Shares and participating securities. The undistributed earnings are allocated between Common Shares and participating securities as if all earnings had been distributed during the period. Participating securities and Common Shares have equal rights to undistributed earnings. Basic earnings per share is calculated by dividing net earnings, less earnings available to participating securities, by the basic weighted average Common Shares outstanding. Diluted earnings per share is calculated by dividing attributable net earnings by the weighted average number of Common Shares plus the effect of potential dilutive Common Shares outstanding during the period. In calculating diluted net loss per share, the numerator and denominator are adjusted, if dilutive, for the change in fair value of the warrant liability and the number of potentially dilutive Common Shares assumed to be outstanding during the period using the treasury stock method. No adjustments are made when the warrants are out of the money.

For the period from February 7, 2017 through December 31, 2017, the warrants were out of the money and no adjustment was made to exclude the gain recognized by TIP Inc. for the change in fair value of the warrant liability. A gain of $9.1 million resulted from the change in fair value of the warrant liability for the period from February 7, 2017 through December 31, 2017. This gain reduced the net loss attributable to TIP Inc. along with the resulting basic loss per share and, therefore, resulted in the Trilogy LLC Class C Units being dilutive when included as if redeemed.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The components of basic and diluted earnings per share were as follows:

Period
February 7, 2017 through
December 31, 2017
(in thousands, except per share amounts)
Basic EPS:
Numerator:
Net loss attributable to TIP Inc.	$(15,337)

Denominator:
Basic weighted average Common Shares outstanding	44,692,369

Net loss per share:
Basic	$(0.34)

Diluted EPS:
Numerator:
Net loss attributable to TIP Inc.	$(15,337)

Add back: Net loss attributable to Trilogy LLC Class C Units – Redeemable for Common Shares	(18,444)
Net loss attributable to TIP Inc. and Trilogy LLC Class C Units	$(33,781)

Denominator:
Basic weighted average Common Shares outstanding	44,692,369
Effect of dilutive securities:
Trilogy LLC Class C Units – Redeemable for Common Shares	37,058,289
Diluted weighted average Common Shares outstanding	81,750,658

Net loss per share:
Diluted	$(0.41)

The following table includes the weighted average dilutive effect of Common Shares that may be issued in the future. These Common Shares were not included in the computation of diluted earnings per share for the period of February 7, 2017 through December 31, 2017 because the effect was either anti-dilutive or the conditions for vesting were not met:

Period February 7, 2017
through December 31, 2017
Warrants	13,402,685
Forfeitable shares	1,675,336
Restricted share units	704,360
Unvested Trilogy LLC Class C Units	192,130
Deferred share units	7,643
Common Shares excluded from calculation of diluted net loss	15,982,154

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 15 – ACCUMULATED OTHER COMPREHENSIVE INCOME

A summary of the components of Accumulated other comprehensive income (“AOCI”) is presented below:

			Unrealized
		Cumulative	Gains and
		Foreign	Losses on
		Currency	Derivatives and
		Translation	Short-term
	Total	Adjustment	Investments

December 31, 2015	$4,270	$5,098	$(828)
Other comprehensive income before reclassifications	1,171	1,171	-
Amounts reclassified from AOCI	710	-	710
Net current period other comprehensive income	1,881	1,171	710

December 31, 2016	$6,151	$6,269	$(118)
Other comprehensive loss before reclassifications	(211)	(211)	-
Amounts reclassified from AOCI	119	-	119
Net current period other comprehensive income (loss)	(92)	(211)	119

December 31, 2017	$6,059	$6,058	$1

NOTE 16 – NONCONTROLLING INTERESTS IN CONSOLIDATED SUBSIDIARIES

Noncontrolling interests represent the equity ownership interests in consolidated subsidiaries not owned by the Company. Noncontrolling interests are adjusted for contributions, distributions, and income and loss attributable to the noncontrolling interest partners of the consolidated entities. Income and losses are allocated to the noncontrolling interests based on the respective governing documents.

There are noncontrolling interests in certain of the Company’s consolidated subsidiaries. The noncontrolling interests are summarized as follows:

	As of December 31, 2017	As of December 31, 2016
2degrees	$22,321	$22,092
NuevaTel	55,028	48,771
Trilogy International Partners LLC	(23,340)	-
Salamanca Solutions International LLC	(619)	(316)
Noncontrolling interests	$53,390	$70,547

As a result of the consummation of the Arrangement, there are noncontrolling interests in Trilogy LLC presented in the table above for the period beginning February 7, 2017. See Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies.

In July 2016, 2degrees and the Company completed a purchase of the equity interests held individually or through related parties by a minority shareholder in 2degrees. The minority shareholder held ordinary shares, convertible notes and vested employee partly paid options, all of which were purchased for cash, in part by 2degrees and in part by the Company.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

2degrees funded its redemption of equity interests from the minority shareholder by issuing new shares, which were purchased by the Company. The Company paid a total of $4.5 million for the equity interests it purchased directly from the minority shareholder, the newly issued shares it acquired from 2degrees and the convertible notes it purchased from the minority shareholder. The amount of cash paid to acquire equity interest in 2degrees in excess of the fair value of the related equity interest was $1.0 million, which amount was recorded and expensed in the period incurred. As a result of these transactions, the Company’s ownership percentage in 2degrees increased from 62.5% to 62.9% .

In April 2015, the Company contributed capital to 2degrees at a rate higher than its ownership percentage resulting in an increase of the Company ownership in 2degrees. At the same time, pursuant to the terms of the Snap purchase agreement, 2degrees issued shares of common stock to a noncontrolling interest. These two transactions resulted in a 1.5% decrease in the Company’s ownership interest in 2degrees.

Supplemental Cash Flow Disclosure:

In the year ended December 31, 2014, the Company declared and accrued a dividend to be paid to a noncontrolling interest of $2.8 million. The declared dividend was paid and recorded as a financing activity in the Consolidated Statements of Cash Flows for the year ended December 31, 2015.

NOTE 17 – COMMITMENTS AND CONTINGENCIES

Leases:
Estimated future minimum lease payments, utilizing current exchange rates at December 31, 2017, over the estimated lease terms are summarized below:

Years Ending December 31,
2018	$20,226
2019	19,053
2020	18,445
2021	17,744
2022	15,164
Thereafter	73,477

Total	$164,109

Aggregate rental expense for all operating leases was $21.1 million, $19.6 million and $16.2 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Commitments:
New Zealand:

Handsets
In October 2016, 2degrees signed a purchase agreement, effective as of August 1, 2016, with a handset manufacturer that requires 2degrees to purchase a minimum number of handsets per quarter for three years (beginning with the third quarter of 2016). As part of the purchase agreement, 2degrees has committed to allocate $1.3 million NZD ($0.9 million based on the exchange rate at December 31, 2017) of its advertising budget per contract year to related marketing. As of December 31, 2017, the outstanding obligation for handset purchases under this purchase agreement, based on the exchange rate at that date, was approximately $71.0 million, which we expect to fulfill in 2018. We have not reduced the commitment for potential rebates.

Spectrum Licenses
On November 28, 2011, 2degrees accepted an offer from the New Zealand Ministry of Economic Development to renew its 800/900 MHz spectrum licenses effective November 25, 2022 through November 28, 2031. The price will be calculated at the time payment is due in 2022 based on changes to the Consumer Price Index and other variables, but will not exceed $9.5 million, based on the exchange rate at December 31, 2017.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Huawei
As of December 31, 2017, 2degrees had an outstanding commitment with Huawei for technical support and spare parts maintenance, software upgrades, products, and professional services through 2020 in the aggregate amount of $27.4 million. This aggregate commitment is for cell sites on air as of December 31, 2017 and will be updated quarterly to reflect new site additions. This commitment also assumes that in 2020, upon termination of the agreement, 2degrees will purchase the existing software license from Huawei.

The aggregate amounts of the aforementioned obligations to Huawei outstanding as of December 31, 2017, based on the exchange rate at that date, are as follows:

Years ending December 31,
2018	$10,802
2019	10,802
2020	5,754

Total	$27,358

2degrees also has submitted purchase orders to Huawei in the amount of $1.1 million, based on the exchange rate at December 31, 2017, for other equipment and services, which the Company expects to be fulfilled during 2018.

Rural Broadband Infrastructure
In August 2017, the New Zealand government signed an agreement with the New Zealand telecommunications carriers’ joint venture group to fund a portion of the country’s rural broadband infrastructure project (the “RBI2 Agreement”). Under the RBI2 Agreement, 2degrees has a commitment to invest $20 million NZD over several years at such times as called upon in accordance with payment milestones agreed upon between the parties to the RBI2 Agreement.

Other
As of December 31, 2017, 2degrees had purchase commitments through 2019 of $5.0 million with various vendors to acquire hardware and software related to ongoing network and Information Technology (“IT”) projects, as well as for IT support services, IT development, retail store fit-outs, broadband capacity payments and advertising and marketing costs. None of these commitments is significant individually.

Bolivia:

In December 2016, NuevaTel signed an agreement with Telefónica Celular de Bolivia S.A. (“Telecel”) pursuant to which Telecel provides NuevaTel an Indefeasible Right to Use of its existing and future capacity to transport national telecommunications data. This purchase commitment expires in 2031. As of December 31, 2017, the minimum purchase commitment with Telecel was $27.9 million, as follows:

Years ending December 31,
2018	$7,370
2019	1,577
2020	1,577
2021	1,577
2022	1,577
Thereafter	14,193

Total	$27,871

In December 2011, NuevaTel signed an agreement with America Móvil Peru S.A.C. (“Claro”) pursuant to which Claro provides NuevaTel international data telecommunications service through its existing and future capacity in Peruvian territory on the border with Bolivia. This purchase commitment was amended in the second quarter of 2017 and expires in 2027. As of December 31, 2017, the minimum purchase commitment with Claro was $7.1 million, as follows:

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Years ending December 31,
2018	$2,343
2019	533
2020	533
2021	533
2022	533
Thereafter	2,666

Total	$7,141

NuevaTel has a purchase commitment with Nokia Solutions and Networks Oy and Nokia Solutions and Networks Bolivia S.A. (hereinafter, together “Nokia”) for telecommunications equipment, software and services related to network expansion as well as a support service agreement. As of December 31, 2017, NuevaTel’s remaining purchase commitment with Nokia totaled $5.5 million, which the Company expects to be fulfilled during 2018.

NuevaTel also has purchase commitments through 2020 of $15.7 million with various vendors to acquire telecommunications equipment, support services, inventory and advertising which are not significant individually.

The Bolivian regulatory authority, the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (“ATT”) has conditioned the 4G license awarded to NuevaTel on meeting service deployment standards, requiring that the availability of 4G service expand over a 96-month period from urban to rural areas. NuevaTel has met its initial 4G launch commitments and is required to build LTE sites in 170 municipalities in Bolivia by May 2018 and in all the 339 municipalities of Bolivia by May 2022. NuevaTel expects to meet these requirements and anticipates that deployment costs will increase as it penetrates less densely populated regions.

Contingencies:
General:

The financial statements reflect certain assumptions based on telecommunications laws, regulations and customary practices currently in effect in the countries in which the Company’s subsidiaries operate. These laws and regulations can have a significant influence on the Company’s results of operations and are subject to change by the responsible governmental agencies. The Company assesses the impact of significant changes in laws, regulations and political stability on a regular basis and updates the assumptions and estimates used to prepare its financial statements when deemed necessary. However, the Company cannot predict what future laws and regulations might be passed or what other event might occur that could have a material effect on its investments or results of operations. In particular, Bolivia has experienced, or may experience, political and social instability.

In addition to issues specifically discussed elsewhere in these Notes to our Consolidated Financial Statements, the Company is a party to various lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. Management believes that although the outcomes of these proceedings are uncertain, any liability ultimately arising from these actions should not have a material adverse impact on the Company’s financial condition, results of operations, or cash flows. The Company has accrued for any material contingencies where the Company’s management believes the loss is probable and estimable.

Bolivian Regulatory Matters:

Under the Bolivian Telecommunications Law, carriers must negotiate new licenses (to replace their existing concessions) with the government. Both the law and the Bolivian constitution specify that carriers’ vested rights under their existing concessions will be preserved; however, the Company cannot guarantee that these protections will be respected by the Bolivian government. The ATT migrated the original concessions of Entel and Tigo, wireless competitors to NuevaTel, to new licenses in 2016 in conjunction with renewing their original concessions that were due to expire. In early 2016, the ATT also issued a proposed replacement contract template to NuevaTel that purportedly incorporates provisions of the licenses accepted by Entel and Tigo. NuevaTel has submitted comments on the draft to the ATT and is in discussions with the ATT regarding revisions to the draft. The Company is uncertain whether any of NuevaTel’s proposed revisions will be accepted by the ATT, whether a proposed replacement license will be offered by the ATT to NuevaTel, whether the terms of any replacement license that the ATT may offer will fully respect NuevaTel’s vested rights under its existing concession, or whether a replacement license will eliminate the need for NuevaTel to seek a license renewal at the time its existing concession is scheduled to expire in November 2019.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NuevaTel’s network has experienced several network outages affecting voice and 3G and 4G data services both locally and nationally over the past several years, and outages continue to occur from time to time due to a variety of causes; some of these outages relate to equipment failures or malfunctions within NuevaTel’s network and some outages are the result of failures or service interruptions on communications facilities (e.g. fiber optics lines) leased by NuevaTel from other carriers. NuevaTel has voluntarily compensated the customers affected by several of these outages. As to most of these outages, the ATT is investigating if the outages were unforeseen or were events that could have been avoided by NuevaTel, and, if avoidable, whether penalties should be imposed. The ATT investigated an August 2015 outage (in the town of San José de Chiquitos) and imposed a fine of $4.5 million against NuevaTel in 2016. NuevaTel appealed the ATT’s decision on the grounds that the interruption was attributable to a force majeure event. The fine was rescinded by the ATT and then reimposed on different grounds. In June 2017, the Ministry of Public Works, Services and Housing (the “Ministry”) vacated the fine, but allowed the ATT to reinstate the penalty provided it can establish that NuevaTel was responsible for the service interruption. The ATT has reinstated the penalty. NuevaTel will continue to contest the matter vigorously. The Company believes that NuevaTel has strong defenses against the imposition of a significant fine, thus no amount has been accrued in our Consolidated Balance Sheets.

In April 2013, the ATT notified NuevaTel that it proposed to assess a fine of $2.2 million against NuevaTel for delays in making repairs to public telephone equipment in several Bolivian cities in 2010. NuevaTel accrued the full amount of the fine but also filed an appeal with the Supreme Court in regard to the manner in which the fine was calculated. In December 2017, the court rescinded the fine on procedural grounds but permitted the ATT to reimpose the fine. NuevaTel expects that the ATT will do so; in such event, NuevaTel will have the right to discharge the fine by paying half of the stated amount of the penalty on condition that NuevaTel foregoes any right of appeal. NuevaTel is undecided as what action it may take in such event.

NOTE 18 – INCOME TAXES

For financial reporting purposes, (loss) income from continuing operations before income taxes includes the following components:

	Years Ended December 31,
	2017	2016	2015

Canada	$8,602	$-	$-
United States	(65,071)	(66,384)	(47,877)
Foreign	34,592	33,461	22,021
Loss from continuing operations before income taxes	$(21,877)	$(32,923)	$(25,856)

Income tax expense includes income and withholding taxes incurred in the following jurisdictions:

	Years Ended December 31,
	2017	2016	2015
Current:
Canada	$-	$-	$-
United States	-	430	602
Foreign	7,652	11,162	13,490
	7,652	11,592	14,092
Deferred:
Canada	$-	$-	$-
United States	-	-	-
Foreign	529	(3,950)	1,119
	529	(3,950)	1,119
Total income tax expense	$8,181	$7,642	$15,211

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

TIP Inc.’s portion of taxable income or loss is subject to taxation as both a U.S. and Canadian corporation as a result of the structure of the Arrangement. The federal statutory rates applicable for the U.S. and Canada for the year ended December 31, 2017 are 35% and 25%, respectively. The Company has historically incurred taxable losses including the period since the completion of the Arrangement through December 31, 2017. These losses have resulted in Net Operating Loss (NOL) carryforwards that may be used by the Company to offset future income taxable in the U.S. and Canada. The portion of the Company’s taxable income or loss that is attributable to the noncontrolling interests of Trilogy LLC is taxed directly to such members in accordance with their respective percentage ownership, therefore, no provision or liability for income taxes, other than minimal withholding taxes, has been included in the financial statements related to this portion of taxable income. The Company’s subsidiaries file income tax returns in their respective countries. The statutory tax rates for 2degrees and NuevaTel for the year ended December 31, 2017 are 28% and 25%, respectively.

Tax Legislation

On December 22, 2017, H.R. 1, commonly known as the Tax Cuts and Jobs Act (the "Tax Act"), was enacted in the U.S. The Tax Act contains significant changes to corporate taxation, including the implementation of a one-time tax on unremitted foreign earnings and the reduction of the U.S. corporate tax rate from 35 percent to 21 percent.

Given the significance of the legislation, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 118 (SAB 118), which allows registrants to initially record provisional amounts and adjust these amounts during the “measurement period” not to exceed one year from the enactment date. During the measurement period, impacts of the law are expected to be recorded at the time a reasonable estimate for all or a portion of the effects can be made, and provisional amounts can be recognized and adjusted as information becomes available, prepared or analyzed.

SAB 118 provides guidance for accounting for and disclosing: (1) the effects of the change in tax law for which accounting is complete; (2) provisional amounts (or adjustments to provisional amounts) for the effects of the tax law where accounting is not complete, but that a reasonable estimate has been determined; and (3) items for which a reasonable estimate cannot yet be made and therefore taxes are reflected in accordance with law prior to the enactment of the 2017 Tax Act.

Due to the interplay between the Arrangement and the implications of the one-time tax on unremitted earnings, the Company cannot yet make a reasonable estimate of the income tax liability associated with this provision of the new law as it relates to the use of certain foreign tax credits. Specifically, restrictions pursuant to Section 382 of the Internal Revenue Code may limit the ability to utilize $9.3 million of foreign tax credit carryovers that may be used to offset the one-time tax on unremitted earnings related to NuevaTel. These foreign tax credits have historically been subject to a full valuation allowance as there had been no assurance of their realization and use prior to the passing of the Tax Act. There is no tax on unremitted earnings for 2degrees due to historical losses in New Zealand. The Company will finalize its tax positions and calculations when it completes and analyzes the results of a detailed Section 382 study. At that time, the Company will be able to conclude finally whether any further adjustments are required to its net current and deferred tax accounts in the U.S. as of December 31, 2017 to account for the liability associated with the one-time tax on unremitted earnings. Any adjustments will be reported as a component of income tax expense in the reporting period in which any such adjustments are determined, which will be no later than the fourth quarter of 2018. Assuming the foreign tax credit carryovers are able to be utilized, the tax liability for unremitted foreign earnings at December 31, 2017 would be immaterial. Notwithstanding these one-time taxes on unremitted earnings, the impacts of the Tax Act have been assessed and deferred tax assets and liabilities have been revalued according to reduced tax rates. Further, the reduction in the corporate tax rate does not have a significant impact on the Company’s income tax provision due to the full valuation allowance on its U.S. deferred tax assets.

The reconciliation between income tax expense from continuing operations and the income tax expense that results from applying the Canadian federal statutory rate of 25 percent to consolidated pre-tax earnings is as follows:

	Years Ended December 31,
	2017	2016	2015
Income tax expense (benefit) at Canadian federal rate	$(5,469)	$(8,231)	$(6,464)
Earnings attributable to non-tax paying entities	8,597	17,261	12,668
Foreign rate differential	(1,996)	160	(672)
Change in valuation allowance	(23,050)	(5,472)	4,058
Effect of intercompany asset transfer	25,987	-	-
Impact of U.S. federal tax rate change	5,068	-	-
Foreign withholding tax incurred	692	2,681	1,071
Withholding taxes on unrepatriated foreign earnings	2,215	(38)	3,234
Inflation adjustment	(1,333)	(1,655)	(726)
Permanent adjustments	(3,001)	2,707	1,143
Other - net	471	229	899
Total	$8,181	$7,642	$15,211

The components of deferred tax assets and liabilities are as follows:

	December 31, 2017	December 31, 2016
Intangible assets	$11,833	$1,539
Fixed assets	2,614	4,111
Bad debt allowance	4,250	2,490
NOL and foreign tax credit carryforwards	33,075	62,232
Accrued liabilities	6,141	10,363
Inventory valuation	1,247	1,114
Transaction costs	1,994	-
Other	2,277	2,024
Subtotal	$63,431	$83,873
Less: valuation allowance	(50,881)	(66,546)
Total net deferred tax assets	$12,550	$17,327

Intangible assets	$-	$(517)
Fixed assets	(2,853)	(8,753)
Withholding taxes on unrepatriated foreign earnings	(13,017)	(10,801)
Total deferred tax liabilities	$(15,870)	$(20,071)
Net deferred tax liability	$(3,320)	$(2,744)

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Subsequent to the issuance of the Consolidated Financial Statements as of December 31, 2016, the Company’s management identified certain components of the deferred income tax balances that were inappropriately excluded from the table above. The Company corrected the disclosure table for the periods presented to include the balances previously omitted and changed the recorded valuation allowance by the same amount. The corrections did not change the reported net deferred tax liability balance or the total effective tax rate previously reported. Management has concluded that these corrections were immaterial to the Consolidated Financial Statement as a whole and had no impact on the amounts previously reported in the Company’s Consolidated Balance Sheets, Statements of Operations and Comprehensive Loss or Statements of Cash Flows.

As of December 31, 2017, the Company had NOL carryforwards related to our operations in New Zealand of approximately $55 million. Such tax losses carry forward indefinitely provided that 2degrees shareholder continuity requirements are met. The Arrangement completed on February 7, 2017 resulted in a recapitalization of the Trilogy LLC’s members’ units. Additionally, as discussed in Note 13 – Equity and Note 21 – Subsequent Events, certain Trilogy LLC Class C Units were redeemed for Common Shares during the year ended December 31, 2017 and additional redemptions occurred subsequent to the year end and through the date of issuance of these financial statements. The impact of the redemptions through December 31, 2017 did not materially impact continuity and did not result in loss of NOL carryforwards. The redemptions subsequent to year end are not expected to materially impact continuity for remaining NOL carryforwards. Common Shares held by historical equity holders in Trilogy LLC and 2degrees will continue to be assessed in connection with shareholder continuity requirements.

Additionally, as of December 31, 2017, the Company had income tax NOL carryforwards related to corporate taxation of TIP Inc. (and its wholly owned U.S. subsidiary) in the U.S. and Canada of approximately $35 million and $5 million respectively. These tax losses carry forward for a period of 20 years in the U.S. and Canada provided that certain shareholder continuity and other requirements are met. As of December 31, 2017, these NOL carryforwards continue to be retained.

Management assesses the need for a valuation allowance in each tax paying component or jurisdiction based upon the available positive and negative evidence to estimate whether sufficient taxable income will exist to permit realization of the deferred tax assets. A significant item of objective negative evidence is the historical losses incurred in New Zealand and the current and historical losses for the Company. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, as of December 31, 2017 valuation allowances of approximately $30 million and $21 million have been recorded for New Zealand and TIP Inc. (and its U.S. corporate subsidiaries), respectively, to recognize only the portion of the deferred tax assets that are more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforwards periods are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

On August 1, 2017, 2degrees transferred its network assets to a wholly owned subsidiary and entered into a transaction to separate the 2degrees network assets from the 2degrees retail operations business to allow for flexibility in future operations and strategic business activities. Assets transferred in this network company transaction included network equipment, cell sites, network licenses and spectrum licenses. This intercompany transaction also resulted in a taxable gain that utilized a portion of the existing 2degrees NOL as of the transaction date and resulted in asset values at the new network company that have an increased tax basis. A valuation analysis and intercompany purchase price allocation were performed to estimate the value of assets transferred in this transaction, and the result of this analysis determined the amount of NOLs used in the transaction. The valuation was substantially completed during the fourth quarter of 2017 and resulted in approximately $93 million of NOLs being used and no longer included in the NOL carryforward amount disclosed as of December 31, 2017 above. Because the NOLs are subject to a full valuation allowance at December 31, 2017 and have been subject to a full valuation allowance historically, these activities, including the reduction of NOL carryforward with replacement asset values at the network company, did not have an impact on the Consolidated Financial Statements of the Company. The transaction gain and any ongoing intercompany activities are eliminated for presentation in the consolidated financial statements of the Company.

We are subject to taxation in Bolivia, New Zealand, the United States, and Canada. As of December 31, 2017, the following are the open tax years by jurisdiction:

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

New Zealand	2013 – 2017
Bolivia	2013 – 2017
United States	2014 – 2017
Canada	2015 – 2017

Supplemental Cash Flow Disclosure:

	Years Ended December 31,
	2017	2016	2015

Income and withholding tax paid	$11,628	$19,608	$23,448

NOTE 19– SEGMENT INFORMATION

We determine our reportable segments based on the manner in which our Chief Executive Officer, considered to be the chief operating decision maker (“CODM”), regularly reviews our operations and performance. Segment information is prepared on the same basis that our CODM manages the segments, evaluates financial results, allocates resources, and makes key operating decisions.

We operate two reportable segments identified by their geographic regions:

•

New Zealand – 2degrees offers wireless voice and data communication services through both prepaid and postpaid payment plans. With the acquisition of Snap in April 2015, 2degrees began to provide fixed broadband communications services to business and residential customers in New Zealand.

•	Bolivia – NuevaTel offers voice and data services, including an array of services delivered via a short message service-based platform, to its mobile customers in Bolivia.

Our CODM evaluates and measures segment performance primarily based on revenues and Adjusted EBITDA. Adjusted EBITDA represents income (loss) from continuing operations before income taxes excluding amounts for (1) interest expense; (2) depreciation, amortization and accretion; (3) equity-based compensation (recorded as a component of General and administrative expense); (4) loss (gain) on disposal and abandonment of assets; and (5) all other non-operating income and expenses. Adjusted EBITDA is a common measure of operating performance in the capital-intensive telecommunications industry. We believe Adjusted EBITDA is a key measure for internal reporting; it is used by management to evaluate profitability and operating performance of our segments and to allocate resources because it allows us to evaluate performance absent non-operational factors that affect net income (loss). The presentation of Adjusted EBITDA is not a measure of financial performance under GAAP and should not be considered in isolation or as a substitute for consolidated net income (loss) attributable to the Company, the most closely analogous GAAP measure. Adjusted EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Revenue is attributed to regions based on where services are provided. Segment results do not include any intercompany revenues. The identifiable assets by segment disclosed in this note are those assets specifically identifiable within each segment and include cash and cash equivalents, net property, plant and equipment, goodwill, and other intangible assets. Assets and capital expenditures not identified by reportable segment below are associated with discontinued operations and corporate assets. Corporate assets consist primarily of cash and cash equivalents available for general corporate purposes, investments and assets of the corporate headquarters. Expense and income items excluded from segment earnings are managed at the corporate level. The accounting policies of the reportable segments are the same as those described in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The Company’s largest customer is a New Zealand retail reseller of our wireless devices and accessories and represented approximately 11% of the Company’s consolidated total revenues in 2017 and 2016. The revenue from this customer is primarily from equipment sales of handsets. No other customer accounted for more than 10% of the Company’s consolidated total revenues for the years ended December 31, 2017, 2016 and 2015.

The table below presents financial information for our reportable segments and reconciles total segment Adjusted EBITDA to Loss from continuing operations before income taxes:

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

	Year ended December 31,
	2017	2016	2015
Revenues
New Zealand	$517,952	$487,337	$393,055
Bolivia	258,438	275,514	285,382
Unallocated Corporate & Eliminations	420	565	823
Total revenues	$776,810	$763,416	$679,260

Adjusted EBITDA
New Zealand	$83,217	$79,291	$55,455
Bolivia	76,522	81,577	91,657

Equity-based compensation	(2,853)	(2,706)	(1,309)
Acquisition and other nonrecurring costs	(5,765)	(4,225)	(2,029)
Depreciation, amortization and accretion	(106,909)	(105,456)	(93,084)
Loss on disposal and abandonment of assets	(682)	(609)	(2,252)
Interest expense	(59,754)	(69,055)	(62,335)
Change in fair value of warrant liability	9,053	-	-
Debt modification and extinguishment costs	(6,689)	(3,802)	-
Other, net	3,419	(133)	(4,268)
Unallocated Corporate & Eliminations	(11,436)	(7,805)	(7,691)
Loss from continuing operations before income taxes	$(21,877)	$(32,923)	$(25,856)

Depreciation, amortization and accretion
New Zealand	$60,805	$59,436	$52,433
Bolivia	45,925	45,981	40,435
Unallocated Corporate & Eliminations	179	39	216
Total depreciation, amortization and accretion	$106,909	$105,456	$93,084

Capital expenditures
New Zealand	$53,904	$50,874	$57,253
Bolivia	37,215	56,342	46,693
Unallocated Corporate & Eliminations	1,233	564	2,670
Total capital expenditures	$92,352	$107,780	$106,616

Total assets
New Zealand	$432,932	$410,546
Bolivia	292,189	284,358
Unallocated Corporate & Eliminations	35,917	11,300
Total assets	$761,038	$706,204

The table below presents total revenues by product or service type for the years ended December 31, 2017, 2016, and 2015:

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

			Unallocated
			Corporate &
	New Zealand	Bolivia	Eliminations	Total
Year ended December 31, 2017
Wireless service revenues	$274,168	$252,031	$-	$526,199
Wireline service revenues	57,131	-	-	57,131
Equipment sales	175,096	3,740	-	178,836
Non-subscriber ILD and other revenues	11,557	2,667	420	14,644
Total revenues	$517,952	$258,438	$420	$776,810

Year ended December 31, 2016
Wireless service revenues	$259,206	$265,534	$-	$524,740
Wireline service revenues	43,397	-	-	43,397
Equipment sales	173,150	5,622	-	178,772
Non-subscriber ILD and other revenues	11,584	4,358	565	16,507
Total revenues	$487,337	$275,514	$565	$763,416

Year ended December 31, 2015
Wireless service revenues	$229,365	$274,061	$-	$503,426
Wireline service revenues	19,357	-	-	19,357
Equipment sales	138,648	4,191	-	142,839
Non-subscriber ILD and other revenues	5,685	7,130	823	13,638
Total revenues	$393,055	$285,382	$823	$679,260

NOTE 20 – RELATED PARTY TRANSACTIONS

Agreement between Trilogy LLC and SHC:

On July 31, 2013, Trilogy LLC entered into an agreement (the “Agreement”) with (i) Salamanca Holding Company (“SHC”), a Delaware limited liability company then owned by Stewart Sherriff (then Trilogy LLC’s Chief Technology Officer and 2degrees’ interim Chief Executive Officer and now 2degrees’ Chief Executive Officer), Richard A. Dunn Jr. (Trilogy LLC’s former Chief Financial Officer and a Trilogy LLC employee through July 31, 2013) and Ian Beckett (a Trilogy LLC contractor through July 31, 2013), and (ii) each of these three individuals. Pursuant to the Agreement, Trilogy LLC transferred to SHC 80% of Trilogy LLC’s interest in its wholly owned subsidiary, Salamanca Solutions International LLC (“SSI”), in exchange for 2,140 Trilogy LLC Class C Units held by the three individuals. Pursuant to a subsequent agreement among the owners of SHC, Stewart Sherriff transferred his ownership interest to the other two owners of SHC.

Since 2008, SSI has licensed billing and customer relations management intellectual property that it owned, known as Omega (the “Omega IP”), and associated software support and development services, to the Company’s subsidiary in Bolivia, NuevaTel. NuevaTel paid maintenance fees to SSI that covered most of the operating costs of SSI. The Company believes that SHC, as the majority owner of SSI, intends to concentrate on locating new sources of revenue from third party customers for the software services that SSI can provide. Trilogy LLC, through a wholly owned subsidiary, holds an option to acquire the Omega IP at nominal cost if SSI ceases business operations in the future. Trilogy LLC has the right to appoint one of four members of the SSI board of directors and has certain veto rights over significant SSI business decisions. The impact on our consolidated results related to SSI was an increase to net loss by $382 thousand, an increase to net income by $42 thousand, and an increase to net loss by $637 thousand for the years ended December 31, 2017, 2016 and 2015, respectively.

The Company and its officers have used and may continue to use, jet airplanes owned by certain of the Trilogy LLC founders for Company purposes. The Company reimburses the Trilogy LLC founders at fair market value and on terms no less favorable to the Company than the Company believes it could obtain in comparable transactions with a third party for the use of these airplanes. For the years ended December 31, 2017, 2016 and 2015, the Company reimbursed the Trilogy LLC founders approximately $197 thousand, $120 thousand and $40 thousand, respectively, for the use of their airplanes.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 21 – SUBSEQUENT EVENTS

2degrees Option Grant
In January 2018, 2degrees granted a total of 3.6 million service-based share options to employees under a plan whose vesting is subject to meeting a required service period of up to two years. Equity-based compensation expense will be recognized on a straight-line basis over the service period for these grants.

Extension of New Zealand Senior Facilities Agreement Term
In March 2018, 2degrees entered into an agreement with existing syndicate members representing $190 million NZD to extend the maturity date from January 2019 to January 2020. Borrowings totalling $10 million NZD will retain the January 2019 maturity date. Terms of the Senior Facilities Agreement, as amended, including interest rates and financial covenants are generally consistent with the prior agreement. Distributions will continue to be subject to free cash flow tests and the Company may be required to make certain prepayments of principal to the syndicate members. The Company will evaluate the agreement for modification or extinguishment treatment in accordance with applicable accounting guidance in the first quarter of 2018, when the extension was executed.

Equity Lock-up Period Expiration
On February 7, 2018, the lock-up period expired for 8,697,835 Trilogy LLC Class C-2 Units, giving each holder of these Units the right to require Trilogy LLC to repurchase any or all of such Units for either a number of Common Shares equal to the number of Trilogy LLC Class C Units to be redeemed, or a cash amount equal to the twenty day trailing weighted average trading price of such Common Shares at such time, with the form of consideration at the Company’s discretion. During the period from February 7, 2018 to March 21, 2018 (the date of this filing), there were no Trilogy LLC Class C-2 Units redeemed for Common Shares and there were 308,278 Trilogy LLC Class C-3 Units redeemed for Common Shares.

The lock-up period also expired for 5,585,927 Common Shares on February 7, 2018.